SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANALEX CORPORATION

(Name of Subject Company)

ANALEX CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

032653107

(CUSIP Number of Class of Securities)

Sterling E. Phillips, Jr.

Chairman and Chief Executive Officer

Analex Corporation

2677 Prosperity Avenue

Suite 400

Fairfax, Virginia 22031

(703) 852-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Stuart A. Barr, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the accompanying Exhibits and Annexes, the “Statement”) relates is Analex Corporation, a Delaware corporation (“Analex”). The address of the principal executive offices of Analex is 2677 Prosperity Avenue, Suite 400, Fairfax, Virginia 22031. The telephone number of Analex at its principal executive offices is (703) 852-4000.

(b) Securities.

The title of the class of equity securities to which this Statement relates is Analex’s common stock, par value $0.02 per share (the “Common Stock”). As of January 29, 2007, there were 16,853,744 shares of Common Stock outstanding. In addition, holders of (i) shares of Analex’s Class A convertible preferred stock (“Series A Preferred”) and Class B convertible preferred stock (“Series B Preferred”, and together with the Series A Preferred, the “Preferred Stock”), and (ii) certain convertible notes, other than warrants, own securities convertible into approximately 24,425,045 shares of Common Stock.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The name, business address and telephone number of Analex, which is the subject company and the person filing this Statement, are set forth above in Item 1, “Subject Company Information.”

(b) Tender Offer.

This Statement relates to the tender offer by Apollo Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of QinetiQ North America Operations LLC, a Delaware limited liability company (“Parent” or “QNA”), to purchase all of the issued and outstanding shares of Common Stock, at a purchase price of $3.70 per share, net to seller in cash, without interest (subject to applicable withholding taxes) (such price, or any such higher price per share as may be paid in the Offer, referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Parent and Merger Sub are indirect subsidiaries of QinetiQ Group plc (“QinetiQ”), a publicly-traded international defense and security technology company organized under the laws of England and Wales. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “Commission”) on January 30, 2007. According to the Offer to Purchase, the Offer will expire at 12:00 Midnight, New York City time, on February 27, 2007. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are hereby incorporated in this Statement by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 20, 2007, by and among Parent, Merger Sub and Analex (the “Merger Agreement”). Pursuant to the Merger Agreement, the obligation of Parent and Merger Sub to consummate the Offer is subject to the condition that a majority of the sum of (i) the total number of outstanding shares of Common Stock plus (ii) the number of shares issuable upon exercise of outstanding options, warrants, conversion privileges and other similar rights, shall have been validly tendered prior to the expiration of the Offer and not withdrawn (the “Minimum Condition”). The consummation of the Offer is also subject to the satisfaction of other customary conditions, including various government approvals. Required government approvals include (i) that any waiting period under the Hart-Scott-Rodino

Antitrust Improvements Act of 1976, as amended, applicable to the purchase of shares pursuant to the Offer shall have expired or been terminated prior to the expiration date of the Offer, (ii) written confirmation by the Committee on Foreign Investment in the United States of the successful completion of the review process under the Exon-Florio amendment to the Defense Production Act of 1950, as amended, with respect to the acquisition, (iii) certain approvals from the Defense Security Service (DSS) of the United States Department of Defense and, if applicable, the United States Department of Energy, and (iv) that any waiting period required by the United States Department of State Directorate of Defense Trade Controls under the International Traffic in Arms Regulations shall have expired without the invocation of Section 38(g)(6) of the Arms Export Control Act.

The Merger Agreement also provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation law (the “DGCL”), Merger Sub will be merged with and into Analex (the “Merger”). After the effective time of the Merger (the “Effective Time”), Analex will continue as the surviving company (the “Surviving Company”) and will be a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each issued and outstanding share of Common Stock, other than shares of Common Stock owned by the Company or Parent or any of their subsidiaries, and shares of Common Stock held by stockholders who properly demand appraisal and comply with all provisions of the DGCL relating to appraisal rights (to the extent that appraisal rights are available under the DGCL), will be converted into the right to receive the same amount in cash per share that is paid pursuant to the Offer. The Merger Agreement is summarized in “The Merger Agreement; Other Agreements” of the Offer to Purchase, which is being mailed to Analex’s stockholders together with this Statement and filed as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement, and is hereby incorporated in this Statement by reference.

Parent and QinetiQ formed Merger Sub for the purpose of effecting the Offer and the Merger. QinetiQ has unconditionally guaranteed the full and complete performance by Parent and Merger Sub of their obligations under the Merger Agreement. The principal executive offices of Parent and Merger Sub are located at 7918 Jones Branch Drive, Suite 400, McLean, VA 22102.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described below in this Item 3, to the knowledge of Analex, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Analex or its affiliates and (1) Analex’s executive officers, directors or affiliates, or (2) Parent, Merger Sub or their respective executive officers, directors or affiliates.

Where noted, the contracts, agreements, arrangements or understandings discussed below are also described in the Information Statement (the “Information Statement”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, that is attached as Annex C to this Schedule 14D-9.

Agreements, Arrangements and Transactions with Parent and Merger Sub.

The Merger Agreement. The summary of the Merger Agreement contained in “The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as an Exhibit (a)(1)(A) to this Statement and which is being mailed to stockholders together with this Statement, is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Top-Up Option. Under the Merger Agreement, Analex granted to Parent the option (the “Top-Up Option”) to purchase from Analex, at a price per share equal to the price per share paid in the Offer, the number of shares of Common Stock equal to the lesser of (i) the lowest number of shares of Common Stock that, when added to the number of Shares owned by Parent, Merger Sub and any of their affiliates immediately following the consummation of the Offer constitutes 90% of the shares of Common Stock then outstanding, taking into account those shares issued upon the exercise of the Top-Up Option, and (ii) a number of additional shares of Common Stock equal to 19.9% of the shares outstanding immediately prior to the exercise of the Top-Up Option. The Top-Up Option is not exercisable for a number of shares in excess of Analex’s total authorized and unissued shares. Unless a law or other legal impediment prohibits the exercise of the Top-Up Option or the issuance of shares of Common Stock pursuant thereto, Parent may exercise the Top-Up Option, in whole but not in part, at any one time after Parent accepts for payment and pays for shares of Common Stock validly tendered in the Offer. Parent may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms. This summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Appointment of Directors. In the Merger Agreement, Analex granted to Parent the right to designate members of the Board of Directors of Analex (the “Board”), in proportion to its percentage ownership of the outstanding Common Stock, upon the consummation of the Offer. Additional information with respect to the appointment of Directors is contained in the Information Statement attached to this Statement as Annex C and the summary of Parent’s right to appoint members to the Board contained under the caption “Analex’s Board of Directors” in Section 13—“The Merger Agreement; Other Arrangements” of the Offer to Purchase. This summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Conversion, Tender and Voting Agreement. In connection with the Merger Agreement, Analex, Parent, Merger Sub and certain institutional holders of securities of Analex (the “Security Holders”) that are convertible into shares of Common Stock (“Convertible Securities”) entered into a Conversion, Tender and Voting Agreement, dated January 20, 2007 (the “Tender Agreement”). Pursuant to the Tender Agreement, each Security Holder irrevocably agreed to (i) convert each Convertible Security, other than warrants, held by the holder into shares of Common Stock, (ii) tender all shares of Common Stock held by such holder (including shares of Common Stock acquired as a result of the conversion described in clause (i)), (iii) vote all Convertible Securities and/or shares of Common Stock held by the Security Holder in favor of the Merger and against any competing transaction and (iv) convert warrants held by the Security Holder into the amount of cash such holder would have received if such holder had exercised the warrant and tendered the shares of Common Stock acquired upon exercise. As of January 29, 2007, the Security Holders own Convertible Securities, other than warrants, convertible into approximately 24,425,045 shares of Common Stock. This number of shares is sufficient to satisfy the Minimum Condition. The Tender Agreement will automatically terminate if the Merger Agreement is terminated. This summary is qualified in its entirety by reference to the Tender Agreement, which has been filed as Exhibit (e)(2) to this Statement and is hereby incorporated herein by reference.

Confidentiality Agreement. Apogen Technologies, a wholly owned subsidiary of Parent, and BB&T Capital Markets | Windsor Group (“BB&T”) entered into a confidentiality agreement, dated August 22, 2006, in connection with Parent’s evaluation of the potential business combination that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Apogen agreed to keep confidential all non-public information furnished by Analex to Apogen or its representatives, and all analyses or documents prepared by Apogen or its representatives based upon such non-public information. Apogen also agreed that the non-public information furnished to Apogen would be used solely for the purpose of evaluating the potential business combination that resulted in the Offer. If requested by Analex, Apogen and its representatives are required to return or destroy the written non-public information furnished to Apogen under the confidentiality agreement and to destroy any analyses or documents prepared by Apogen or its representatives based upon such non-public information.

The confidentiality agreement contains a nonsolicitation provision. Pursuant to the nonsolicitation provision, Apogen agreed that, for a period of one year from the date of the agreement, neither Apogen nor any of its representatives will knowingly directly solicit to employ any of the current officers or employees of Analex, without obtaining the prior written consent of Analex.

Agreements, Arrangements and Transactions between Analex and its Directors, Executive Officers and Affiliates.

Treatment of Stock Options, SOSARs and Restricted Shares. Each (i) outstanding option to purchase Common Stock (“Stock Option”) and (ii) stock-only stock appreciation right (“SOSAR”), whether or not then exercisable, shall be cancelled as of the Effective Time and the holder shall be entitled to receive cash in the amount equal to (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of the Stock Option or SOSAR, as applicable, multiplied by (B) the number of shares of Common Stock subject to the Stock Option or the number of SOSARs held by the holder thereof, as applicable. Amounts payable will be subject to any applicable withholding or other taxes. As a result, certain executive officers and directors of Analex who currently hold Stock Options and/or SOSARs will receive cash payments in exchange for such instruments at the Effective Time, whether or not such instruments would otherwise be exercisable.

In addition, prior to the consummation of the Offer, all outstanding restricted shares of Common Stock (“Restricted Shares”) will become fully vested and free of any forfeiture restrictions. As a result, certain executive officers who currently hold Restricted Shares will be able to tender such shares in the Offer and receive the Offer Price with respect to all of their outstanding Restricted Shares.

Also, Analex has suspended participation in its Employee Stock Purchase Plan (the “Stock Purchase Plan”), and any cash remaining in participants’ accounts (including Analex’s executive officers) will be distributed to participants, and the Stock Purchase Plan shall be terminated effective as of the Effective Time.

Transaction Bonuses. In connection with the Offer and the Merger, Analex’s Board, upon the recommendation of the Board’s Compensation Committee, approved transaction bonuses to be paid to Mr. Phillips, C. Wayne Grubbs, Analex’s Senior Vice President, Chief Financial Officer and Treasurer, and Michael G. Stolarik, Analex’s President and Chief Operating Officer.

The table below sets forth, in connection with the Merger, (i) the amount each executive officer is estimated to receive as a transaction bonus upon consummation of the Merger, (ii) the value estimated to be received upon payment in respect of each executive’s outstanding and unexercised Stock Options and SOSARs, and (iii) the value of Restricted Shares owned by each executive that will become vested and non-forfeitable.

Name	Transaction Bonus ($)	Payment in Respect of Options and SOSARs ($)	Payment in Respect of Restricted Shares ($)
Sterling E. Phillips, Jr.	$1,140,000	$1,982,000	$—
C. Wayne Grubbs	735,000	256,000	138,750
Michael G. Stolarik	850,000	335,000	—
V. Joseph Broadwater	—	—	138,750

Special Committee Fees. As described in “Background of the Offer and Merger” below, in connection with the consideration of a sale of Analex, Analex’s Board of Directors formed a special committee (the “Special Committee”). During the course of its deliberations concerning a possible sale of Analex, the Special Committee has held eight regular meetings and one special meeting to date. The members of the Special Committee were paid fees in the amount of $1,000 per regular meeting and $500 per special meeting.

Indemnification; Insurance. Pursuant to the terms of the Merger Agreement, Parent and Merger Sub agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors and officers of Analex and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or similar organizational documents), will survive the Merger and will continue in full force and effect in accordance with their terms.

In addition, in the event that any officer or director of Analex or any of Analex’s subsidiaries is, or is threatened to be, made a party to any claim, action, suit, proceeding, arbitration, mediation or other investigation, whether civil, criminal, administrative, investigative or other, by reason of the fact that he or she is or was an officer, employee, director or trustee of Analex or any of Analex’s subsidiaries during the period between the date of the Merger Agreement through the closing date of the Merger, Parent and the Surviving Company shall indemnify and hold harmless each such person to the fullest extent authorized or permitted by applicable law. Parent and the Surviving Company also shall pay or advance any expenses, including reasonable attorneys’ fees, incurred by such persons in defending, serving as a witness with respect to or otherwise participating in any claim. The indemnification and advancement obligations extend to acts or omissions occurring at or before the Effective Time and any claim relating thereto (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated thereby).

For six years from the Effective Time, the organizational documents of Surviving Company will contain provisions no less favorable with respect to indemnification than are set forth in Analex’s Certificate of Incorporation and Bylaws. Such provisions may not be amended, repealed or otherwise modified for a period of six years from the effective time of the Merger in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were entitled to the benefits of the provisions, unless such modification shall be required by law and then only to the minimum extent required by law.

In addition, for six years from the Effective Time, the Surviving Company will maintain in effect Analex’s current directors’ and officers’ liability insurance covering those directors and officers who are currently covered by Analex’s directors’ and officers’ liability insurance policy (or, in lieu of maintaining such insurance, cause coverage to be provided under any policy maintained for the benefit of the Surviving Company or any of its subsidiaries or otherwise obtained by the Surviving Company, so long as the terms thereof are no less advantageous to the intended beneficiaries thereof than those of Analex’s policy); provided, however, that in no event will the Surviving Company be required to expend in excess of 250% of the annual premiums currently paid by Analex for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the surviving corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Actual or Potential Conflicts of Interest

In considering the recommendations of the Board with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers, directors and affiliates of Analex have interests in the Offer and the Merger which are described above. The Board was aware of these potential conflicts of interest and considered them along with the other matters described below in Item 4, “The Solicitation or Recommendation – (b)(ii) Reasons for the Recommendation of the Board of Directors.” Where noted, the contracts, agreements, arrangements or understandings discussed below are also described in the Information Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation of the Board.

At a meeting of the Board held on January 18, 2007, and upon the recommendation of the Special Committee, the Board (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL; (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Analex and the stockholders of Analex; (iii) recommended that the stockholders of Analex accept the Offer and tender their Shares pursuant to the Offer, (iv) if required, recommended that the stockholders of Analex approve the Merger Agreement and the transactions contemplated thereby, including the Merger; and (v) authorized the execution, delivery and performance of the Merger Agreement and Tender Agreement and the transactions contemplated thereby. Based on the forgoing, the Board hereby recommends that Analex’s stockholders accept the Offer, tender their Common Stock under the Offer to Purchase and, if necessary, approve the Merger and the Merger Agreement.

(b)(i) Background of the Offer and Merger.

Our Board and members of our senior management periodically have reviewed and evaluated various strategic alternatives available to us that could enhance stockholder value, including possible business combinations.

In December 2005, members of our senior management were contacted by the financial advisors of a publicly-traded government contracting company, which we refer to as Company A, regarding a potential business combination or strategic transaction between Company A and Analex. On January 20, 2006, representatives of Company A and its financial advisors and members of our senior management, including Sterling E. Phillips, Jr., our Chairman and Chief Executive Officer, and C. Wayne Grubbs, our Senior Vice President, Chief Financial Officer and Treasurer, held preliminary discussions regarding a potential transaction involving the two companies, including a purchase of Analex by Company A. The parties discussed generally their respective businesses and the potential of consummating a transaction between the two companies. At no time during this meeting was a specific amount of consideration discussed. At the conclusion of the meeting, the parties agreed to engage in further discussions regarding a potential transaction between the two companies. Mr. Phillips updated members of our Board with respect to the meeting and the decision to have further discussions with Company A.

During the next several weeks, we were advised by Company A that it conducted due diligence regarding Analex based on publicly available information. No confidential information was provided to Company A by Analex. During this time, representatives of Company A and its advisors held various discussions with members of our senior management regarding our business and a potential business combination. On February 3, 2006, we received a written preliminary indication of interest from Company A. The indication of interest, which was subject to continuing due diligence and other conditions, proposed a purchase of Analex pursuant to an all stock merger whereby shares of Analex’s common stock would be exchanged for shares of Company A’s common stock worth, in the aggregate, $150 million.

The next day, February 4, 2006, members of our senior management and representatives of Holland & Knight LLP, the company’s legal advisors, discussed the terms and conditions of Company A’s indication of interest. At this meeting, our senior management decided that, prior to responding to Company A, the company should discuss the indication of interest with representatives of Analex’s principal stockholders, General Electric Pension Trust, New York Life Capital Partners II, L.P and Pequot Capital Management, Inc. (collectively referred to as the Principal Stockholders), because any merger involving the acquisition of Analex would need to be approved by the Principal Stockholders. Additionally, certain members of our Board are designees of Pequot Capital Management, Inc., or Pequot, one of the Principal Stockholders. Representatives of the Principal Stockholders advised that our senior management should engage in discussions with Company A.

On February 9, 2006, a special meeting of the Board was held to discuss Company A’s indication of interest, its principal terms and financing issues. Members of our senior management and representatives of Holland & Knight also participated in this meeting. Members of our senior management reviewed the key terms of Company A’s indication of interest and provided the Board with background information related to Company A. After discussion, the Board decided to reject Company A’s indication of interest primarily based on the Board’s view that the consideration being offered by Company A was inadequate, and that Company A’s common stock (which was proposed by Company A to be used as consideration for financing the transaction) was overvalued. The Board instructed Mr. Phillips to formally reject Company A’s indication of interest, but to offer to negotiate further if Company A was willing to increase its offer price to purchase Analex. On February 10, 2006, Mr. Phillips delivered a written letter to Company A to that effect.

On February 15, 2006, Analex was contacted by the financial advisors of a private equity firm, which we refer to as Company B, that was seeking to acquire one or more government contracting firms in connection with a roll-up strategy. Our senior management agreed to hold discussions with representatives of Company B and its advisors regarding a potential transaction between the two companies. Mr. Phillips updated members of our Board regarding the initial contact with Company B, and the decision to continue informal discussions.

During this time, informal discussions also continued between members of our senior management and representatives of Company A. During the course of these discussions, the parties decided that it would facilitate the process if Analex would provide a term sheet to Company A with an increased valuation of Analex. On March 2, 2006, after internal discussions among senior management and certain Board members, Analex delivered a term sheet to Company A with an increased valuation.

Members of our senior management, in consultation with certain directors, decided it would be prudent to engage a financial advisor to assist senior management and the Board in connection with the on-going discussions with Company A and Company B. On March 15, 2006, Analex engaged BB&T Capital Markets | Windsor Group, or BB&T, to act as our financial advisor in connection with the on-going discussions with Company A and Company B. At that time, BB&T was not engaged or authorized to generally solicit indications of interests from other third parties.

On March 24, 2006, members of our senior management, including Messrs. Phillips and Grubbs, held a conference call with members of Company B’s senior management. The two parties informally discussed their respective businesses, the current state of the government contracting industry and a potential transaction between the two companies. While no indication of price was discussed, the parties decided to hold an in-person meeting. Mr. Phillips updated members of our Board regarding the conference call with Company B, and the decision to hold an in-person meeting.

On April 17, 2006, a meeting was held between Analex and Company B. In attendance at this meeting were members of our senior management, including Messrs. Phillips and Grubbs, a member of our Board and representatives of Company B. At this meeting, members of Analex’s senior management told Company B the general valuation range being discussed in connection with a transaction involving Analex, and Company B expressed skepticism that their valuation would reach that level. The parties also discussed generally the proposed terms of any such transaction, and agreed to continue negotiations. After the meeting, members of our senior and management and representatives of BB&T discussed that, in their view, the initial valuation indicated by Company B was inadequate but, nevertheless, decided to continue discussions with Company B to determine whether Company B was willing to increase its valuation and consummate a transaction on more favorable terms. During the next week, the parties continued informal discussions and exchanged information.

On April 25, 2006, the chief financial officer of Company B called Mr. Grubbs and stated that Company B was not interested in further discussions regarding a potential transaction between the companies. At that time, all discussions with Company B were terminated, and the Board was updated by Mr. Phillips accordingly.

On May 18, 2006, the Board held a regularly scheduled meeting. At this meeting, the status of negotiations with Company A was discussed. Mr. Phillips stated that despite continuing oral expressions of interest by representatives of Company A in pursuing a potential transaction with Analex, Company A had not responded to the term sheet delivered by Analex to Company A on March 2, and Company A had not otherwise provided Analex any additional written indications of interest or proposed terms. Further, Company A and its representatives had not conducted any substantive due diligence with respect to Analex other than its review of publicly available information. Also discussed was the fact that, since Analex’s first discussions with Company A in December, the share price of Company A’s stock had decreased by more than thirty percent. Given this decrease, and the fact that Company A had previously indicated it intended to purchase Analex using shares of Company A’s stock, our Board determined that, in their view, it was not likely that Company A would be able to successfully consummate a transaction with Analex on acceptable terms. Because of these factors, the Board decided that discussions with Company A were not likely to result in a definitive proposal at an attractive price at that time, and instructed Mr. Phillips to terminate discussions with Company A.

On May 24, 2006, Mr. Phillips delivered a letter to Company A formally terminating all negotiations, and Analex did not engage in any further discussions with Company A. Analex also sent a letter to BB&T terminating BB&T’s engagement, because Analex no longer was engaged in negotiations with either Company A or Company B.

During June and July 2006, certain members of the Board and Mr. Phillips continued to discuss and consider opportunities for a variety of strategic transactions, including a merger or sale transaction. These discussions were held principally based on (i) the interest indicated by Company A and Company B, and (ii) the fact that, during 2006, the overall merger and acquisition activity appeared to be increasing and, specifically, certain acquisition transactions in the government contracting industry were being consummated. Representatives of Analex also held informal discussions with representatives of BB&T and another investment banking firm, which we refer to as Investment Banking Firm A, regarding the potential valuation of Analex in a sale transaction. Representatives of BB&T and Investment Banking Firm A informally indicated that, in such a sale transaction, Analex could reasonably expect to obtain a price per share at a substantial premium to Analex’s then current trading price of Analex’s common stock. Given these factors, in our Board’s and senior management’s view, market dynamics at that time were such that buyers might value Analex at levels sufficiently attractive to warrant further exploration of strategic alternatives.

On July 26, 2006, the Board held a regularly scheduled meeting. At this meeting, Mr. Phillips led a discussion of the prospects of a potential sale of Analex as a strategic alternative, particularly in light of the informal views of BB&T and Investments Banking Firm A that a sale of Analex could reasonably be expected to obtain a per share price at a substantial premium to Analex’s then current stock price. Mr. Phillips also discussed Analex’s future prospects as a stand-alone company, the need for financing in the near future, the current prospects for a financing transaction on acceptable terms, and the level of interest expressed by third parties to engage in a transaction with Analex including a recap of the interest previously expressed by Company A and Company B. Our board also discussed the engagement of either BB&T or Investment Banking Firm A as our exclusive financial advisor in connection with the review of strategic alternatives, including a possible sale of the company through an auction process. After discussion, the board approved the engagement of BB&T to act as our financial advisor in connection with a potential strategic transaction involving Analex.

On August 3, 2006, BB&T was formally engaged as our financial advisor in connection with a review of strategic alternatives, including a possible sale of the company through an auction process. Shortly thereafter, BB&T began working with the members of management to gather and assemble information and diligence materials regarding Analex.

During August 2006, representatives of BB&T distributed preliminary anonymous bid letters to 18 potential bidders on a confidential basis, including Apogen Technologies, or Apogen, a wholly owned subsidiary of QNA. These potential bidders were jointly selected by Analex and BB&T based on a determination of the companies most likely to be interested in an acquisition of Analex and to have the ability to deliver the highest possible value to our stockholders. All of the 18 potential bidders executed non-disclosure agreements, or NDAs, with Analex. Apogen and BB&T, on behalf of Analex, executed a NDA on August 22, 2006, which contained customary terms and conditions. Upon the execution of a NDA, each potential bidder was given Analex’s name as the potential target and was offered the opportunity to participate in a management briefing by members of our senior management, including Messrs. Phillips and Grubbs and Mr. Michael G. Stolarik, Analex’s President and Chief Operating Officer.

On August 28, 2006, the Board resolved to form a special committee that would consist of three independent directors of the Board, and proceeded to appoint such directors as the members of the special committee. The special committee was given broad authority to, among other things, evaluate and consider offers of interest and determine and recommend to the full Board the advisability of any transaction, negotiate the terms of any potential transaction with any prospective purchaser and take any other action in connection with such transaction as the special committee determined was necessary or appropriate. Mr. Daniel Young was appointed as the chairman of the special committee.

In September, October and November 2006, management briefings with six potential bidders were held. Each of these six potential bidders were publicly-traded government contracting companies. Additionally, on October 26, 2006, a management briefing was held with another potential bidder not included in the original bid letters distributed by BB&T, but this bidder terminated discussions with Analex shortly thereafter. Each of these management briefings were approximately three hours in duration, during which the parties generally discussed Analex’s business and the potential terms of a sale of Analex.

On October 19, 2006, the special committee met to discuss the auction process to date, including the indications of interest received. As of that date, BB&T had received six preliminary non-binding written indications of interest, including QNA’s. Representatives of BB&T reviewed the key terms of the proposals and provided the special committee with background information related to each of the bidders, their stated financing plans, their stated general business strategy and, if known, their financing sources. Representatives of BB&T also summarized events leading up to the receipt of the proposals, as well as the discussions that BB&T had had with the bidders up to that date.

Of the six preliminary written indications of interest received, one bidder subsequently withdrew its indication of interest, one indication of interest was rejected by the special committee because its proposal was to purchase only a portion of Analex, and one indication of interest was rejected by the special committee because the directors considered the offer price to be inadequate. The special committee discussed the key terms of the three remaining indications of interest, including the price, the probabilities and risks of increases and decreases in pricing, the execution risk and other potential factors and events that could affect the likelihood of closing a transaction with any one of these three bidders. After discussion, it was determined by the special committee that the proposals of the three remaining bidders, including QNA, were sufficiently attractive to warrant inviting those bidders to submit second round bids in order to explore in more depth the possibility of a strategic transaction. This determination was largely based on the fact that the offer price per share in each of the three indications of interest represented a substantial premium to Analex’s then current stock price, and each of these bidders appeared to have the financial capability to consummate a purchase of Analex.

After the October 19, 2006 meeting, representatives of BB&T reported back to the three remaining bidders, including QNA, that their offers warranted being invited to submit definitive bids. Representatives of BB&T stated that they would send instructions with respect to the process each party should follow to submit final, fully-financed offers.

On October 25, 2006, the Board held a regularly scheduled meeting. At this meeting, the special committee and senior management updated the Board on the various discussions and meetings taking place among the various parties and bidders, and the action taken by the special committee on October 19, 2006. At this meeting, the directors were updated on the status of negotiations with the remaining three bidders, including the prices being offered by each bidder.

On October 25, 2006, QNA submitted a revised indication of interest to Analex. This non-binding indication of interest included no financing contingency other than that QinetiQ’s bank group approve the transaction.

On October 27, 2006, November 6, 2006, November 13, 2006, November 21, 2006 and December 1, 2006, the special committee held meetings at which representatives of BB&T and members of Analex’s senior management updated the committee with respect to the various discussions and meetings taking place among the various parties and the three bidders. Also, on December 6, 2006, the Board was updated with respect to the various on-going discussions with the bidders.

On November 14, 2006 one of the three remaining bidders withdrew from the process. The two remaining bidders, including QNA, were provided access to an electronic data room containing due diligence information about Analex, and they each initiated due diligence regarding Analex.

On November 20, 2006, BB&T sent letters to QNA and the other remaining bidder, which solicited a final acquisition proposal and indicated a bid deadline of December 11, 2006. Each letter attached a form of merger agreement and requested that final bids provide a mark-up of the merger agreement, along with information on source(s) of financing, details on any and all remaining financial and legal due diligence, any and all contingencies upon which the offer would be based, and an estimated timeline to signing of the merger agreement.

On December 7, 2006, at the request of QNA, representatives of QNA, QinetiQ and Analex attended an in-person meeting at QNA’s headquarters in McLean, Virginia. Representatives in attendance included Graham Love, QinetiQ’s Chief Executive Officer, Doug Webb, QinetiQ’s Chief Financial Officer, Duane Andrews, QNA’s Chief Executive Officer, Tom Weston, QNA’s Chief Financial Officer, Mr. Paul Leslie, Apogen’s Chief Executive Officer, members of QNA’s senior management, a member of QNA’s Board of Managers and members of Analex’s senior management, including Messrs. Phillips, Stolarik and Grubbs. Representatives of BB&T also attended this meeting. A presentation similar to what was provided during the management briefing was made by Analex, and the parties engaged in a question and answer session as well.

On December 11, 2006, in a telephone call between Mr. Weston and a representative of BB&T, Analex agreed to extend the deadline for QNA to submit its final bid to December 13.

On December 13, 2006, QNA submitted its final bid to Analex in the form of a non-binding letter reconfirming QNA’s proposal to commence a tender offer to acquire 100% of the fully diluted shares of Analex’s common stock at a price per share of $3.70, subject to further confirmatory due diligence. The bid contained customary assumptions regarding the accuracy of the diligence provided to QNA by Analex and its advisors. Attached to the December 13, 2006 bid letter was QNA’s proposed revisions to the draft merger agreement. Shortly thereafter, representatives of Latham & Watkins LLP, QNA’s legal advisors, or Latham & Watkins, Holland & Knight and Hogan & Hartson LLP, another Analex legal advisor, began to negotiate the merger agreement.

The remaining other bidder did not submit a definitive bid.

On December 14, 2006, the special committee (and thereafter, the full Board) met to be updated on the various discussions with the bidders, including QNA’s written indication of interest. At these meetings, representatives of BB&T reported on market-related developments, the on-going discussions with the bidders and the indication of interest submitted by QNA. The directors also discussed the status of negotiations with QNA, its financing and the likelihood of it being able to consummate an acquisition of Analex at an attractive price. The directors decided that BB&T should continue to facilitate negotiations with QNA.

On December 14, 2006, the special committee held a meeting at which its members discussed whether a second financial advisor should be engaged to provide a fairness opinion in connection with any strategic transaction involving Analex. Following discussion and consultation with Holland & Knight and Hogan & Hartson LLP, the special committee authorized management to pursue the engagement of a second financial advisor to evaluate the fairness of any transaction.

On December 20, 2006, representatives of BB&T contacted QNA regarding the terms of QNA’s proposal. During this phone call, the parties discussed a number of matters, including the proposed termination fee, other merger agreement provisions and QNA’s valuation of Analex.

On December 22, 2006, Mr. Weston and representatives from BB&T participated in a teleconference in which QNA discussed raising its offer to $3.80 per share, based upon further diligence findings by its legal and financial advisors. Later that day, BB&T distributed a revised version of the merger agreement to representatives of QNA. The revised version of the merger agreement contained, among other changes, a purchase price of $3.80 per share.

On January 4, 2007, QNA submitted a revised version of the merger agreement to BB&T, which included, among other proposals, a revised termination fee proposal.

On January 5, 2007, Mr. Phillips called QNA’s chief executive officer, Mr. Duane Andrews, and discussed potential dates that the companies’ respective management teams could meet. On January 8, 2007, Messrs. Phillips and Andrews met to discuss the details relating to these management meetings. Management meetings between the two companies were set for January 17, 2006, and on that date, fifteen Analex executives held meetings with senior management of QNA to discuss the potential integration of the two management teams.

On January 6, 2007 and January 9, 2007, Holland & Knight, Hogan & Hartson and Latham & Watkins participated in several teleconferences to negotiate outstanding issues regarding the merger agreement.

On January 12, 2007, Holland & Knight distributed a revised draft of the merger agreement to Latham & Watkins, which contained Analex’s proposals on the remaining open issues. On January 15, 2007, Holland & Knight distributed a revised draft of the disclosure schedules associated with the merger agreement.

On January 12, 2007, Mr. Weston called representatives of BB&T and requested that QNA be permitted to contact certain of Analex’s major customers on a confidential basis in order to confirm and complete diligence about those customers. Later that day, Mr. Andrews and Mr. Phillips held a phone call in which they agreed that a small number of such calls would be made, on a confidential basis.

During the week of January 15, 2007, negotiation between the parties’ respective legal advisors continued. During this week, the parties agreed on the remaining open points in the merger agreement, contingent on the satisfactory completion of negotiations regarding the merger agreement. The next day, Hogan & Hartson distributed to Latham & Watkins a draft Conversion, Tender and Voting Agreement.

On January 15 and January 16, 2007, Mr. Phillips and Mr. Andrews exchanged a series of emails confirming the scheduled management meeting of January 17, 2007 and discussing the possibility of signing the Merger Agreement by Friday January 19.

On January 16, 2007, the QNA board held a special meeting to discuss the terms of the transaction, the merger agreement and recent developments involving Analex. At the meeting, the QNA Board voted unanimously to approve the merger agreement and the transactions contemplated thereby, and changes thereto deemed necessary by the officers of QNA.

On January 17, 2007, Hogan & Hartson distributed to Latham & Watkins a revised draft Conversion, Tender and Voting Agreement, reflecting comments from the Principal Stockholders. Later that day, Latham & Watkins distributed its comments to the Conversion, Tender and Voting Agreement to Hogan & Hartson and Holland & Knight.

On January 18, 2007, the QinetiQ board of directors held a telephonic board meeting to discuss the transaction. At the meeting, the QinetiQ board voted unanimously to approve the transaction and appointed a committee of two directors to approve and finalize the documentation associated therewith.

On January 18, 2007, the special committee convened a meeting to discuss and consider the QNA proposal. The special committee was provided with a copy of the merger agreement that had been negotiated with QNA along with a summary of the merger agreement and other materials. Representatives from BB&T, Raymond James, Holland & Knight, Hogan & Hartson and members of our senior management participated in the meeting. At the meeting, representatives of Hogan & Hartson and Holland & Knight discussed at length the details of the merger agreement. Representatives of Hogan & Hartson and Holland & Knight also reviewed the terms of the proposed Conversion, Tender and Voting Agreement to be entered into concurrently with the merger agreement between QNA, Analex and the Principal Stockholders. BB&T and Raymond James reviewed a financial analysis of the proposed transaction and summarized the final bid submitted by QNA.

Later that day, the full Board met to consider the recommendation of the special committee. Representatives from BB&T, Raymond James, Holland & Knight, Hogan & Hartson and members of our senior management participated in the meeting. Similar to the meeting of the special committee, representatives of Hogan & Hartson and Holland & Knight discussed at length the details of the merger agreement and the Conversion, Tender and Voting Agreement. Our Board also was advised by representatives of Hogan & Hartson of the board’s fiduciary duties in connection with a potential sale transaction. Representatives of BB&T and Raymond James reviewed a financial analysis of the proposed transaction. During this meeting, Mr. Andrews, the chief executive officer of QNA, called Mr. Phillips and stated that, due to the terms of one of Analex’s contracts that could potentially limit QNA’s right to bid on certain future contract opportunities, QNA was lowering its offer price to $3.70 per share. Mr. Phillips briefed the Board with respect to his discussion with Mr. Andrews. A discussion among the Board members ensued, and after consultation with Analex’s financial and legal advisors, the Board decided that Mr. Phillips should explore a counter-offer to QNA’s offer price of $3.70 per share. The Board also discussed that, if Analex was to agree to a price of $3.70 per share or a higher price, such agreement would be contingent on executing a definitive agreement on the following day. Each of BB&T and Raymond James were asked to perform a financial analysis at a price of $3.70 per share. The Board decided to reconvene later that evening.

After the meeting, Mr. Phillips called Mr. Andrews to explore a counter-offer to QNA’s offer price of $3.70 per share. Mr. Andrews reiterated QNA’s position that, in its view, QNA’s concern warranted a reduction in the offer price to $3.70 per share, and that QNA was not willing to consummate a transaction at a price higher than $3.70 per share. However, Mr. Andrews did state that QNA was prepared to execute a definitive agreement at a price of $3.70 per share on the following day.

The special committee of the Board reconvened later in the evening on January 18, 2007. Mr. Phillips updated the special committee on his negotiations with Mr. Andrews, including that QNA would be willing to execute a definitive agreement at a price of $3.70 per share on the following day. Mr. Phillips stated that QNA reiterated that $3.70 per share was its final offer. BB&T and Raymond James each updated the special committee with respect to their financial analysis at a price of $3.70 per share. BB&T and Raymond James then each rendered their oral opinions, which were subsequently confirmed in writing, to the special committee that, as of January 18, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinions, the $3.70 per share of Analex’s common stock, in cash, to be received by holders of shares of our common stock pursuant to the merger agreement was fair from a financial point of view to such holders. After further discussion, the special committee resolved to recommend that the full Board approve the offer, the merger, the merger agreement and the other transactions contemplated by the merger agreement, at a price of $3.70 per share.

After the meeting of the special committee, the meeting of the Board was re-convened. Mr. Phillips updated the Board that QNA would be willing to execute a definitive agreement at a price of $3.70 per share on the following day, and that $3.70 per share was QNA’s final offer. BB&T and Raymond James then each rendered their oral opinions, which were subsequently confirmed in writing, to the Board that, as of January 18, 2007, and based upon and subject to the assumptions, qualifications and assumptions set forth in such opinions, the $3.70 per share of Analex’s common stock, in cash, to be received by holders of shares of our common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

After further discussion, the Board (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL; (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Analex and the stockholders of Analex; (iii) recommended that the stockholders of Analex accept the Offer and tender their shares pursuant to the Offer; (iv) if required, recommended that the stockholders of Analex approve the Merger Agreement and the transactions contemplated thereby, including the Merger; and (v) authorized the execution, delivery and performance of the Merger Agreement and Tender Agreement and the transactions contemplated thereby.

On January 19, 2007, the two QinetiQ directors authorized to issue final approval of the transaction, approved the Offer, the Merger, the merger agreement and the Tender Agreement.

On January 19, 2007, Holland & Knight distributed a revised version of the merger agreement to Latham & Watkins, which included the final agreed purchase price of $3.70 per share.

Through the day and evening of January 19, 2007, representatives of Holland & Knight, Hogan & Hartson and Latham & Watkins finalized the terms of the Merger Agreement and related documents. Shortly after midnight on January 20, 2007, the parties executed the merger agreement and the Principal Stockholders, QNA, the Purchaser and Analex executed the Tender Agreement, and later that day each party issued a separate press release announcing the proposed merger.

(b)(ii) Reasons for the Recommendation of the Board of Directors.

In reaching its recommendation described above in paragraph (a) of this Item 4, the Board considered a number of factors, including the following:

1. Offer Price in Relation to Recent Trading Prices. The Board considered the relationship of the Offer Price to the recent market prices of the Common Stock. The Offer Price represents (a) a premium of approximately 96% over the $1.89 closing sale price of the Common Stock on The American Stock Exchange (“AMEX”) on January 18, 2007, the last full trading day prior to the meeting of the Board to approve the Merger Agreement, and (b) a premium of approximately 85% over the average closing sales price of the Common Stock on the AMEX for the preceding 20 trading days.

2. Certainty of Consideration and Payment. The Board considered the fact that the Offer is an all cash tender offer and, therefore, the value of consideration that Analex’s stockholders will receive in the Offer is fixed and certain. The Board also considered QinetiQ’s size and financial position and its ability to pay the Offer Price without the need for a financing condition.

3. Analex’s Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of Analex, as well as its near and long term prospects and strategic objectives, including the risks and uncertainties in achieving those prospects and objectives. In particular, the Board considered Analex’s revenues historically and expectations over the near and long term, Analex’s prospects for achieving sufficient revenue growth needed to offset its operating expenses, and the risks inherent in Analex’s business model, as well as other risks and uncertainties discussed in Analex’s filings with the Commission.

4. Strategic Alternatives. The Board considered the results of the process that had been conducted by the Board, with the assistance of senior management and BB&T to evaluate Analex’s strategic alternatives. The process included an analysis of strategic alternatives available to Analex, including the alternative to remain an independent public company, the possibility of acquisitions of, or mergers with, other companies in its industry, as well as the risks and uncertainties associated with the alternatives.

5. Fairness Opinions. Analex’s Board considered the oral opinions of BB&T and Raymond James & Associates, Inc. (“Raymond James”, and together with BB&T, the “Financial Advisors”), which were subsequently confirmed in writing, each dated as of January 18, 2007, to the effect that, as of such date, based upon and subject to the considerations, assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of shares of Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of these written opinions rendered by the Financial Advisors to the Board and the Special Committee, setting forth the procedures followed, the matters considered and the assumptions made by the Financial Advisors in arriving at their respective opinions, are attached as Annex A and Annex B to this Statement and are hereby incorporated in this Statement by reference. Stockholders are urged to read these opinions in their entireties. The Board was aware that the Financial Advisors became entitled to certain fees upon the delivery of their fairness opinions, and, in the case of BB&T, certain fees contingent upon consummation of the Offer. See Item 5 – “Persons/Assets Retained, Employed, Compensated or Used” for a discussion of the fees payable to the Financial Advisors.

6. Terms of the Merger Agreement. The Board considered the fact that the terms of the Merger Agreement were determined through arm’s-length negotiations between Analex and its outside legal and financial advisors, on the one hand, and Parent, Merger Sub and their legal and financial advisors, on the other. Among other provisions of the Merger Agreement considered important by the Board were:

•	the “fiduciary out” provisions of the Merger Agreement that permit the Board, upon payment of a $5.679 million termination fee, to terminate the Merger Agreement to pursue an unsolicited takeover proposal that the Board determines in good faith, after consultation with its outside legal and financial advisors, is necessary in order for the Board to comply with its fiduciary duties under applicable law and that such proposal is, or is reasonably likely to lead to, a superior proposal;

•	the fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of Analex’s shares to be followed by a second step merger for the same cash consideration, thereby enabling Analex’s stockholders to obtain the benefits of the transaction at the earliest possible time; and

•	the absence of any financing condition.

7. Likelihood of Success. The Board considered the likelihood of satisfaction of all conditions to consummation of the Offer and the Merger and the likelihood of obtaining the required regulatory approvals.

8. Potential Future Preferred Stock Redemption. The Board considered the fact that holders of a majority of the outstanding shares of Analex’s Preferred Stock may require Analex to redeem their preferred shares together with accrued but unpaid dividends in four equal quarterly installments any time on or after September 15, 2008. The redemption of the Preferred Stock could, in the aggregate, result in payments of approximately $52.0 million.

9. Potential Volatility of Common Stock. The Board considered the possibility that future sales of Common Stock in the public market could lower the price of Common Stock and impair Analex’s ability to raise funds in any new stock offerings. As of December 31, 2006, Analex had approximately 16,848,811 outstanding shares of Common Stock that were subject to dilution by shares of Common Stock that are issuable upon conversion or exercise, as applicable, of Convertible Securities or options to purchase Common Stock. The Board considered that sales of a substantial amount of Common Stock in the public market, or the perception that these sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair Analex’s ability to raise funds in additional stock offerings.

10. Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between Analex, on the one hand, and certain of Analex’s officers, directors and affiliates, on the other hand, in the Offer and the Merger discussed in this Statement under Item 3 “—Agreements, Arrangements and Transactions between Analex and its Directors, Executive Officers and Affiliates.”

11. Appraisal Rights. The Board considered the availability of appraisal rights with respect to the Merger for stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Common Stock at the completion of the Merger.

The Board also considered certain negative factors, including the following:

•	the fact that our stockholders will generally be required to pay taxes on any gains that result from their receipt of the cash consideration in the Offer;

•	the fact that the stockholders would have no continuing equity interest in Analex following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if Analex remained public;

•	the need to obtain certain regulatory approvals, such as ITAR and CFIUS approvals; and

•	the existence of a $5.679 million termination fee payable in certain circumstance by the terms of the Merger Agreement that would make it more costly for another potential purchaser to acquire Analex, and could deter competing third party offers to acquire Analex.

The Board believes that, overall, the potential benefits of the Offer and the Merger to the Analex stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to stockholders. In analyzing the Offer and the Merger, Analex’s management and the Board were assisted and advised by the Financial Advisors and Analex’s legal counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement.

The foregoing discussion of factors considered and given weight by the Board is not intended to be exhaustive, but includes the material factors considered. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend that holders of Common Stock tender their shares of Common Stock in the Offer.

(c) Intent to Tender.

To the knowledge of Analex after reasonable inquiry, all of Analex’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such shares in favor of adoption of the Merger Agreement. In addition, pursuant to the Tender Agreement, the Security Holders have agreed to convert all of their Convertible Securities into Common Stock and to tender all shares of Common Stock (including those shares acquired as a result of the conversion of the Convertible Securities) in the Offer. See Item 3—“Past Contacts, Transactions, Negotiations and Agreements” for a discussion of the terms of the Tender Agreement.

(d) Opinion of Financial Advisors.

Overview. At the January 18, 2007 meeting of the Board, each of the Financial Advisors presented the analysis of their opinions and then delivered their oral opinions, subsequently confirmed in writing, that, as of January 18, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in their opinions, the Offer Price is fair, from a financial point of view, to the stockholders of Analex.

Opinion of BB&T Capital Markets | Windsor Group

BB&T Capital Markets | Windsor Group, a division of Scott & Stringfellow, Inc., was engaged on August 3, 2007 and served as Analex Corporation’s exclusive financial advisor in connection with the proposed acquisition by QinetiQ North America. On January 18, 2007, BB&T Capital Markets | Windsor Group rendered to Analex Corporation’s special committee and board of directors its opinion as investment bankers to the effect that, as of that date, and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration of $3.70 in cash per share to be received by holders of Analex common stock pursuant to the merger agreement was fair, from a financial point of view, to those holders.

The full text of BB&T Capital Markets | Windsor Group’s opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by BB&T Capital Markets | Windsor Group in rendering its opinion, is included as Annex A to this Schedule 14D-9. Analex stockholders are urged to read the BB&T Capital Markets | Windsor Group opinion carefully and in its entirety. BB&T Capital Markets | Windsor Group’s opinion was provided to Analex’s special committee and board of directors in connection with the their consideration of the tender offer and the merger and addresses only the fairness, from a financial point

of view and as of the date of BB&T Capital Markets | Windsor Group’s opinion, of the consideration to be received by the holders of Analex common stock pursuant to the merger agreement, and does not address Analex’s underlying decision to engage in the tender offer or the merger or any other aspect of the transaction. BB&T Capital Markets | Windsor Group’s opinion does not constitute a recommendation to any holder of shares of Analex common stock as to whether to tender their shares or to vote in favor of the merger or any matter relating thereto.

In connection with its opinion, BB&T Capital Markets | Windsor Group, among other things:

1) Reviewed a draft of the Merger Agreement and discussed with management and representatives of Analex the proposed material terms of the Transaction;

2) Reviewed certain publicly available financial statements and other business and financial information of Analex;

3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects solely of Analex on a stand-alone basis furnished to BB&T Capital Markets | Windsor Group by management of Analex and with assumptions discussed with management of Analex (the “Projections”);

4) Discussed with members of management of Analex the matters described in clauses (2) and (3) above, as well as other matters concerning Analex’s businesses, operations and prospects;

5) Reviewed the historical market prices and trading activity for Analex’s common stock and compared such prices and trading activity with those of certain publicly traded companies that BB&T Capital Markets | Windsor Group deemed to be relevant;

6) Compared the financial position and results of operations of Analex with those of certain publicly traded companies that BB&T Capital Markets | Windsor Group deemed to be relevant;

7) Compared the proposed financial terms of the transaction with the financial terms of certain other business combinations that BB&T Capital Markets | Windsor Group deemed to be relevant;

8) Reviewed the premiums paid by other purchasers in other business combinations that BB&T Capital Markets | Windsor Group believed to be relevant relative to the closing price five days prior to the announcement, and thirty days prior to the announcement;

9) Analyzed a discounted cash flow scenario of Analex on a stand-alone basis based upon the Projections; and

10) Reviewed other such financial studies and performed such other investigations and analyses and took into account such other matters as BB&T Capital Markets | Windsor Group deemed to be appropriate to render its opinion, including BB&T Capital Markets | Windsor Group’s assessment of regulatory, economic, and market conditions.

In BB&T Capital Markets | Windsor Group’s review and analysis and in rendering its opinion, BB&T Capital Markets | Windsor Group assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to BB&T Capital Markets | Windsor Group by Analex or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by BB&T Capital Markets | Windsor Group.

With respect to the financial forecasts provided to and examined by BB&T Capital Markets | Windsor Group, BB&T Capital Markets | Windsor Group assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Analex as to the future performance of Analex. BB&T Capital Markets | Windsor Group expressed no opinion as to Analex’s financial forecasts or the assumptions on which they were made. In addition, in rendering its opinion BB&T Capital Markets | Windsor Group assumed that Analex will perform in accordance with such financial forecasts for all periods specified therein. Although such financial forecasts did not form the principal basis for BB&T Capital Markets | Windsor Group’s opinion, but rather constituted one of many items that it employed, changes to such financial forecasts could affect its opinion.

In its review, BB&T Capital Markets | Windsor Group did not obtain any independent evaluation or appraisal of the assets or liabilities of, nor did it conduct a comprehensive physical inspection of any of the assets of, Analex, nor was BB&T Capital Markets | Windsor Group furnished with any such evaluations or appraisals or reports of such physical inspections, nor did BB&T Capital Markets | Windsor Group assume any responsibility to obtain any such evaluations, appraisals or inspections. BB&T Capital Markets | Windsor Group’s opinion was based on economic, monetary, regulatory, market, and other conditions existing and which could be evaluated as of the date of its opinion. BB&T Capital Markets | Windsor Group made no independent investigation of any legal or accounting matters affecting Analex, and BB&T Capital Markets | Windsor Group assumed the correctness in all respects material to its analysis of all legal and accounting advice given to Analex and its board of directors, including, without limitation, advice as to the legal, accounting, and tax consequences of the terms of, and transactions contemplated by, the merger agreement to Analex and its stockholders. In addition, in preparing its opinion, BB&T Capital Markets | Windsor Group did not take into account any tax consequences of the transaction to any holder of Analex common stock.

In rendering its opinion, BB&T Capital Markets | Windsor Group also assumed with the consent of Analex’s board of directors that:

•	the final terms of the merger agreement did not vary materially from those set forth in the draft reviewed by BB&T Capital Markets | Windsor Group;

•	the transactions contemplated by the merger agreement will be consummated on the terms described in the merger agreement without any material alteration or waiver of those terms; and

•	there was no material change in the assets, financial condition, business or prospects of Analex since the date of the most recent financial statements of Analex made available to BB&T Capital Markets | Windsor Group.

BB&T Capital Markets | Windsor Group’s opinion was for the use and benefit of Analex’s special committee and board of directors in their consideration of the merger, and its opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transactions that might be available to Analex, nor did it address the underlying business decision by Analex to engage in the tender offer or the merger or the terms of the merger agreement or the documents referred to therein. BB&T Capital Markets | Windsor Group’s opinion does not constitute a recommendation to any holder of shares of Analex common stock as to whether to tender their shares or to vote in favor of the merger or any matter relating thereto. BB&T Capital Markets | Windsor Group expressed no opinion as to the price at which shares of Analex common stock will trade at any future time.

In preparing its opinion, BB&T Capital Markets | Windsor Group performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. BB&T Capital Markets | Windsor Group believes that its analyses must be considered as a whole. Considering any portion of BB&T Capital Markets | Windsor Group’s analyses or

the factors considered by BB&T Capital Markets | Windsor Group, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in BB&T Capital Markets | Windsor Group’s opinion. In addition, BB&T Capital Markets | Windsor Group may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be BB&T Capital Markets | Windsor Group’s view of Analex’s actual value. Accordingly, the conclusions reached by BB&T Capital Markets | Windsor Group are based on all analyses and factors taken as a whole and also on the application of BB&T Capital Markets | Windsor Group’s own experience and judgment.

In performing its analyses, BB&T Capital Markets | Windsor Group made numerous assumptions with respect to industry performance, general business, economic, monetary, regulating, market and other conditions and other matters, many of which are beyond Analex’s and BB&T Capital Markets | Windsor Group’s control. The analyses performed by BB&T Capital Markets | Windsor Group are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of Analex do not purport to be appraisals or to reflect the prices at which Analex may actually be sold. The analyses performed were prepared solely as part of BB&T Capital Markets | Windsor Group’s analysis of the fairness, from a financial point of view, of the merger consideration and were provided to Analex’s board of directors in connection with the delivery of BB&T Capital Markets | Windsor Group’s opinion.

The following is a summary of the material financial and comparative analyses performed by BB&T Capital Markets | Windsor Group in connection with BB&T Capital Markets | Windsor Group’s delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand BB&T Capital Markets | Windsor Group’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of BB&T Capital Markets | Windsor Group’s financial analyses.

Transaction Overview

Based upon the cash consideration of $3.70 per share to be received by Analex stockholders in connection with the tender offer and the merger, approximately 42.5 million shares of Analex common stock outstanding as of January 17, 2007 on a fully diluted basis (calculated using the treasury stock method), and approximately $16.2 million of net debt, BB&T Capital Markets | Windsor Group noted that the transaction consideration implied a net equity value of approximately $157.3 million and an enterprise value of approximately $180.0 million, when considering the effect of conversion of in-the-money convertible preferred securities at their respective conversion prices and the vesting and exercise of in-the-money options and warrants at their respective exercise prices. BB&T Capital Markets | Windsor Group also noted that the transaction consideration of $3.70 per share of Analex common stock represented a premium of 103.3% over the closing price per share of Analex common stock on January 17, 2007 of $1.82. BB&T Capital Markets | Windsor Group also noted that the highest intraday trading price of the common stock of Analex during the 52-week period ending January 17, 2007 was $3.30, the low during the same period was $1.80, and the median price was $2.30.

Historical Trading Analysis

BB&T Capital Markets | Windsor Group reviewed the share price trading history of the Analex common stock for the one year period ending January 17, 2007 on a stand-alone basis and also in relation to the S&P 500 Index, NASDAQ Composite Index, and to a composite index consisting of the following companies:

•	CACI International, Inc.

•	Dynamics Research Corporation

•	ManTech International Corporation

•	MTC Technologies

•	SI International, Inc.

•	SRA International, Inc.

Comparable Company Analysis

Using publicly available information and information provided by Analex’s management, BB&T Capital Markets | Windsor Group analyzed the trading multiples of Analex and the corresponding trading multiples of the group of companies listed below:

•	CACI International Inc.

•	Dynamics Research Corp.

•	ICF International, Inc.

•	ManTech International, Corp.

•	MTC Technologies, Inc.

•	NCI, Inc.

•	SAIC, Inc.

•	SI International, Inc.

•	SRA International, Inc.

•	Stanley, Inc.

In its analysis, BB&T Capital Markets | Windsor Group derived and compared multiples for Analex and the selected companies calculated as follows:

•	the enterprise value divided by estimated revenue for calendar year 2006, which is referred to as “Enterprise Value/CY 2006E Revenue,”

•	the enterprise value divided by estimated EBITDA for calendar year 2006, which is referred to as “Enterprise Value/CY 2006E EBITDA,”

•	the enterprise value divided by estimated revenue for calendar year 2007, which is referred to as “Enterprise Value/CY 2007E Revenue,” and

•	the enterprise value divided by estimated EBITDA for calendar year 2007, which is referred to as “Enterprise Value/CY 2007E EBITDA.”

Although none of the companies reviewed is directly comparable to Analex, the companies reviewed were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Analex. Estimates of 2006 and 2007 revenue and EBITDA for the selected companies were mean estimates obtained from CapitalIQ, a nationally-recognized earnings estimate consolidator. Estimates of 2006 and 2007 revenue and EBITDA for Analex were based on projections provided by Analex’s management.

This analysis indicated the following:

Benchmark	Mean	Median	High	Low
Enterprise Value/CY 2006E Revenue	0.9x	1.0x	1.1x	0.4x
Enterprise Value/CY 2006E EBITDA	10.3x	10.4x	11.7x	7.5x
Enterprise Value/CY 2007E Revenue	0.8x	0.9x	1.0x	0.4x
Enterprise Value/CY 2007E EBITDA	8.7x	8.9x	10.5x	6.4x

Using the range between the low and high multiples of 0.4x to 1.1x 2006E revenue and 7.5x to 11.7x 2006E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $0.00 to $3.39 using 2006E Revenue and $1.74 to $3.63 using Analex’s 2006E EBITDA. Applying the same analysis to Analex’s 2006E EBITDA, as adjusted to account for certain non-recurring costs in 2006, indicated a range of implied values per share of Analex common stock of $1.97 to $3.76.

Using the range between the mean and median multiples of 0.9x to 1.0x 2006E revenue and 10.3x to 10.4x 2006E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $2.83 to $3.12 using 2006E Revenue and $3.18 to $3.21 using 2006E EBITDA. Applying the same analysis to Analex’s 2006E EBITDA, as adjusted to account for certain non-recurring costs in 2006, indicated a range of implied values per share of Analex common stock of $3.30 to $3.34.

Using the range between the low and high multiples of 0.4x to 1.0x 2007E revenue and 6.4x to 10.5x 2007E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $0.00 to $3.83 using 2007E Revenue and $2.44 to $4.36 using 2007E EBITDA.

Using the range between the mean and median multiples of 0.8x to 0.9x 2007E revenue and 8.7x to 8.9x 2007E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $3.13 to $3.41 using 2007E Revenue and $3.59 to $3.65 using 2007E EBITDA.

In addition to the implied valuation from the entire set of ten comparable companies, BB&T Capital Markets | Windsor Group calculated and examined the implied valuation based on only those comparable companies with revenue below $300 million, listed below:

•	Dynamics Research Corp.

•	ICF International, Inc.

•	NCI, Inc.

This analysis indicated the following:

Benchmark	Mean	Median	High	Low
Enterprise Value/CY 2006E Revenue	0.7x	0.7x	0.8x	0.4x
Enterprise Value/CY 2006E EBITDA	9.4x	9.7x	11.0x	7.5x
Enterprise Value/CY 2007E Revenue	0.6x	0.6x	0.8x	0.4x
Enterprise Value/CY 2007E EBITDA	7.5x	6.7x	9.3x	6.4x

Using the range between the low and high multiples of 0.4x to 0.8x 2006E revenue and 7.5x to 11.0x 2006E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $0.00 to $2.48 using 2006E Revenue and $1.74 to $3.42 using 2006E EBITDA. Applying the same analysis to Analex’s 2006E EBITDA, as adjusted to account for certain non-recurring costs in 2006, indicated a range of implied values per share of Analex common stock of $1.97 to $3.54.

Using the range between the mean and median multiples of 0.7x to 0.7x 2006E revenue and 10.4x to 10.7x 2006E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $1.01 to $1.67 using 2006E Revenue and $2.87 to $2.98 using 2006E EBITDA. Applying the same analysis to Analex’s 2006E EBITDA, as adjusted to account for certain non-recurring costs in 2006, indicated a range of implied values per share of Analex common stock of $2.99 to $3.09.

Using the range between the low and high multiples of 0.4x to 0.8x 2007E revenue and 6.4x to 9.3x 2007E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $0.00 to $2.87 using 2007E Revenue and $2.45 to $3.84 using 2007E EBITDA.

Using the range between the mean and median multiples of 0.6x to 0.6x 2007E revenue and 6.7x to 7.5x 2007E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $1.49 to $1.56 using 2007E Revenue and $2.87 to $3.03 using 2007E EBITDA.

No company utilized in the comparable company analysis is identical to Analex. In evaluating the selected companies, BB&T Capital Markets | Windsor Group made judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Analex’s and BB&T Capital Markets | Windsor Group’s control. BB&T Capital Markets | Windsor Group also made judgments as to the relative comparability of such companies to Analex and judgments as to the relative comparability of the various valuation parameters with respect to the companies. Mathematical analysis, such as determining the mean or the median, is not in itself a meaningful method of using comparable company data.

Precedent Transaction Analysis

Using publicly available information, BB&T Capital Markets | Windsor Group examined the following 18 transactions involving companies providing services to the federal, intelligence, homeland security, and defense markets which BB&T Capital Markets | Windsor Group deemed generally comparable to Analex and the transaction with QinetiQ. The transactions considered were as follows:

Target	Acquirer
• Anteon International	• General Dynamics
• Ocean Systems Engineering Corp. (OSEC)	• QinetiQ plc [Apogen Technologies, Inc.]
• Zen Technology, Inc.	• SI International, Inc.
• Titan Corporation	• L-3 Communications
• PEC Solutions	• Nortel Networks
• Bridge Technology Corp.	• SI International, Inc.
• DigitalNet Holdings Corp.	• BAE Systems
• AC Technologies	• PEC Solutions
• IITC	• PEC Solutions
• American Management Systems [Defense & Intelligence Group]	• CACI
• User Technology Associates, Inc.	• DigitalNet, Inc.
• Matcom International	• SI International inc.
• Veridian Corporation	• General Dynamics
• Vredenburg	• AMS
• Technical and Management Services Corp. (TAMSCO)	• Engineered Support Systems, Inc.
• DynCorp	• Computer Sciences Corp.
• Integrated Data Systems (IDS)	• ManTech
• Adroit Systems Inc	• SRA International

Using publicly available estimates and other information for each of these transactions, BB&T Capital Markets | Windsor Group reviewed the transaction value as a multiple of the target company’s LTM revenue prior to the transaction, which is referred to below as “Enterprise Value/LTM Revenue,” and as a multiple of the target company’s LTM EBITDA prior to the transaction, which is referred to below as “Enterprise Value/LTM EBITDA.” This analysis indicated the following:

Benchmark	High	Low	Mean	Median
Enterprise Value/LTM Revenue	2.0x	0.4x	1.2x	1.1x
Enterprise Value/LTM EBITDA	18.0x	5.1x	10.7x	10.2x

Using the range between the low and high multiples of 0.4x to 2.0x 2006E revenue and 5.1x to 18.0x 2006E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $0.00 to $6.28 using 2006E Revenue and $0.00 to $5.59 using 2006E EBITDA. Applying the same analysis to Analex’s 2006E EBITDA, as adjusted to account for certain non-recurring costs in 2006, indicated a range of implied values per share of Analex common stock of $0.00 to $5.78.

Using the range between the median and the mean of 1.1x to 1.2x Analex’s 2006E revenue and 10.2x to 10.7x Analex’s 2006E EBITDA, BB&T Capital Markets | Windsor Group determined an implied enterprise value for Analex, then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of $3.62 to $3.83 using 2006E Revenue and $3.14 to $3.33 using 2006E EBITDA. Applying the same analysis to Analex’s 2006E EBITDA, as adjusted to account for certain non-recurring costs in 2006, indicated a range of implied values per share of Analex common stock of $3.26 to $3.45.

No transaction utilized as a comparison in the comparable transaction analysis is identical to the merger. In evaluating the merger, BB&T Capital Markets | Windsor Group made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Analex’s and BB&T Capital Markets | Windsor Group’s control. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis

BB&T Capital Markets | Windsor Group performed a discounted cash flow analysis to estimate the present value of the free cash flows of Analex through December 31, 2010 using Analex management’s financial projections. BB&T Capital Markets | Windsor Group also calculated the terminal value of the enterprise at December 31, 2010 by multiplying projected EBITDA in the fiscal year ending December 31, 2010 by multiples ranging from 8.0x to 10.0x. To discount the projected free cash flows and the terminal value to present value, BB&T Capital Markets | Windsor Group used discount rates ranging from 14.3% to 18.3%. To determine the implied total equity value for Analex, BB&T Capital Markets | Windsor Group subtracted total indebtedness and added cash and cash equivalents to the implied enterprise value for Analex. After accounting for the vesting and exercise of in-the-money stock options and warrants, and conversion of in-the-money convertible preferred securities, this analysis indicated a range of implied values per share of Analex common stock of approximately $3.04 to $4.26.

BB&T Capital Markets | Windsor Group noted that, while the discounted cash flow analysis is a widely used valuation methodology, it relies on numerous assumptions, including earnings growth rates, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of Analex’s common stock.

Premiums Paid Analysis

Using publicly available information, BB&T Capital Markets | Windsor Group analyzed the premiums offered in selected merger and acquisition transactions within the government services industry. For each of these transactions, BB&T Capital Markets | Windsor Group calculated the premium represented by the offer price over the target company’s closing share price one week and one month prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement:

Time Period Prior to Announcement	Mean	Median	High	Low
One week	23.2%	27.9%	33.4%	3.7%
One month	32.6%	29.7%	46.0%	21.7%

Using the range between the low and high premiums paid and the closing price per share of Analex common stock one week and one month prior to January 17, 2007, this analysis indicated a range of implied value per share of Analex common stock of approximately $2.20 and $2.85.

Using the median premiums and the closing prices per share of Analex common stock one week and one month prior to January 17, 2007, this analysis indicated a range of implied value per share of Analex common stock of approximately $2.53 to $2.71.

Miscellaneous

BB&T Capital Markets | Windsor Group’s opinion was one of many factors taken into consideration by Analex’s special committee and board of directors in making its determination to approve the tender offer and the merger and should not be considered determinative of the views of Analex’s special committee, board of directors or management with respect to the value of the cash consideration to be received by holders of Analex common stock pursuant to the tender offer or the merger.

BB&T Capital Markets | Windsor Group was selected by Analex’s board of directors based on BB&T Capital Markets | Windsor Group’s qualifications, expertise and reputation. BB&T Capital Markets | Windsor Group is an internationally recognized investment banking and advisory firm. BB&T Capital Markets | Windsor Group, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings, and other financial services.

In the ordinary course of business, BB&T Capital Markets | Windsor Group and its affiliates may trade or hold such securities of Analex and of certain affiliates of QinetiQ Group plc for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.

Pursuant to an engagement agreement between Analex and BB&T Capital Markets | Windsor Group dated August 3, 2006, Analex has agreed to pay BB&T Capital Markets | Windsor Group a fee of $800,000 for providing its fairness opinion and an additional amount which is payable contingent upon consummation of the merger. In addition, Analex has agreed to reimburse BB&T Capital Markets | Windsor Group for reasonable expenses incurred, including certain fees and disbursements of BB&T Capital Markets | Windsor Group’s legal counsel. Analex also has agreed to indemnify BB&T Capital Markets | Windsor Group and certain related parties against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement.

Opinion of Raymond James

Analex retained Raymond James as financial advisor pursuant to an engagement letter dated December 14, 2006. In connection with that engagement, Analex’s Special Committee and Board requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of Analex’s outstanding Common Stock of the consideration to be received by such holders pursuant to the Merger Agreement.

At the January 18, 2007 meetings of Analex’s Special Committee and Board, Raymond James gave its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the consideration to be received by the stockholders of Analex pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Analex’s outstanding Common Stock.

The full text of the written opinion of Raymond James, dated January 18, 2007, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex B to this Statement. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such opinion.

Holders of Analex’s Common Stock are urged to read this opinion in its entirety. Raymond James’s opinion, which is addressed to Analex’s Special Committee and Board, is directed only to the fairness, from a financial point of view, of the consideration to be received by holders of Analex’s Common Stock in connection with the proposed Offer and Merger. Raymond James’s opinion does not constitute a recommendation to any holder of Analex’s Common Stock as to whether such stockholder should accept the proposed Offer or as to how such stockholders should vote, if necessary, with respect to the Merger, and does not address any other aspect of the proposed Offer, Merger or any related transaction.

In connection with rendering its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the January 18, 2007 draft of the Merger Agreement;

•	reviewed the audited financial statements of Analex as of and for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 and the unaudited financial statements for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	reviewed publicly available information concerning Analex that it believed to be relevant to its analysis, including Analex’s Annual Report filed on Form 10-K for the year ended December 31, 2005, as well as Analex’s Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30 2006;

•	reviewed other Analex financial and operating information, including financial forecasts, requested from and/or prepared and provided by Analex;

•	reviewed the historical market prices and trading activity of Analex’s common stock;

•	discussed with members of the senior management of Analex certain information relating to the aforementioned and any other matters which it deemed relevant to its inquiry; and

•	discussed with BB&T the process used to evaluate strategic alternatives for Analex.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by Analex, Parent or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Analex. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the Offer and the Merger would be consummated on the terms described in the Merger Agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which Analex is a party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on Analex. Raymond James expressed no opinion as to the underlying business decision to effect the Offer and the Merger, the structure or tax consequences of the Merger Agreement, or the availability or advisability of any alternatives to the Merger. In the capacity of rendering the opinion, Raymond James reviewed the terms of the Merger Agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion expressed herein, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of Analex and certain other publicly held companies in businesses it believes to be comparable to Analex; (ii) the current and projected financial position and results of operations of Analex; (iii) the historical market prices and trading activity of the Common Stock of Analex; (iv) financial and operating information concerning selected business combinations which it deemed comparable in whole or in part; (v) the general condition of the securities markets; and (vi) such other factors as were deemed appropriate.

The following summarizes the material financial analyses presented by Raymond James to Analex’s Special Committee and Board at their respective meetings on January 18, 2007, which material was considered by Raymond James in rendering the opinion described below. No company or transaction used in the analyses described below is directly comparable to Analex or the contemplated Offer and Merger.

Trading Analysis. Raymond James analyzed historical closing prices of Analex and compared them to the value of the proposed consideration to be received in the Offer and the Merger. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Offer and Merger consideration	$3.70	—
Company closing stock price as of January 18, 2007	1.89	95.8%
52-week high Company stock price (February 16, 2006)	3.15	17.5%
52-week low Company stock price (January 17, 2007)	1.82	103.3%

Selected Public Companies Analysis. Raymond James analyzed the relative valuation multiples of eight publicly-traded government services companies, including:

•	CACI International Inc

•	SRA International, Inc.

•	ManTech International Corp.

•	SI International, Inc.

•	MTC Technologies, Inc.

•	Stanley, Inc.

•	Dynamics Research Corp.

•	NCI, Inc.

Raymond James calculated various financial multiples for each company for the calendar years ending December 31, 2006 and 2007, referred to as CY06 and CY07, including enterprise value (market value plus debt, less cash) compared to: revenue; earnings before interest, taxes, depreciation or amortization, or EBITDA; and earnings before interest and taxes, or EBIT. In accordance with information provided by Analex’s management, Raymond James made adjustments increasing Analex’s EBITDA and EBIT for CY06 to reflect certain non-recurring expenses for that period. The estimates published by Wall Street research analysts were not prepared in connection with the Offer or the Merger or at Raymond James’s request and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for Analex implied by the consideration to be received in the Offer and Merger. The results of the selected public companies analysis are summarized below:

	Enterprise Value/ Revenue		Enterprise Value/ EBITDA		Enterprise Value/ EBIT
	CY06E	CY07E	CY06E	CY07E	CY06E	CY07E
Mean	0.93x	0.84x	10.2x	8.9x	13.5x	10.8x
Median	1.01x	0.89x	10.6x	9.4x	12.7x	10.5x
Minimum	0.41x	0.43x	7.7x	6.3x	10.5x	9.7x
Maximum	1.12x	0.99x	12.2x	10.5x	21.3x	13.2x
Offer and Merger consideration	1.12x	0.91x	11.1x	8.7x	15.5x	10.6x

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to Analex’s projected financial results and determined the implied equity price per share of Analex’s Common Stock and then compared those implied equity values per share to the consideration of $3.70 per share. The results of this are summarized below:

	Enterprise Value/ Revenue		Enterprise Value/ EBITDA		Enterprise Value/ EBIT
	CY06E	CY07E	CY06E	CY07E	CY06E	CY07E
Mean	$3.02	$3.38	$3.37	$3.83	$3.17	$3.80
Median	$3.32	$3.60	$3.53	$4.03	$2.96	$3.65
Minimum	$1.13	$1.54	$2.44	$2.59	$2.38	$3.36
Maximum	$3.70	$4.05	$4.12	$4.57	$5.25	$4.70
Offer and Merger consideration	$3.70	$3.70	$3.70	$3.70	$3.70	$3.70

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to 26 selected acquisitions of government services companies and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	GRS Solutions, Inc. acquired by ManTech International Corp.

•	RABA Technologies LLC acquired by SRA International, Inc.

•	CAS, Inc. acquired by EDO Corporation

•	Anteon International Corporation (Navy Contracts) acquired by Alion Science & Technology Corp.

•	Crestview Aerospace Corporation acquired by L3 Communications Holdings, Inc.

•	Advanced Technology Systems, Inc. acquired by Federal Services Acquisition Corp.

•	Ocean Systems Engineering Corp. acquired by Apogen Technologies, Inc.

•	Aerospace Integration Corp. acquired by MTC Technologies, Inc.

•	Zen Technology, Inc. acquired by SI International, Inc.

•	Morgan Research Corporation acquired by Stanley, Inc.

•	Information Systems Support, Inc. acquired by CACI International Inc

•	Anteon International Corporation acquired by General Dynamics Corp.

•	Milestone Group LLC acquired by Anteon International Corporation

•	Geo-Centers, Inc. acquired by SAIC, Inc.

•	Apogen Technologies, Inc. acquired by QinetiQ Group plc

•	Planning Systems, Inc. acquired by Foster-Miller, Inc. (Subsidiary of QinetiQ Group plc)

•	Galaxy Scientific Corporation acquired by SRA International, Inc.

•	Titan Corp. acquired by L3 Communications Holdings, Inc.

•	Gray Hawk Systems, Inc. acquired by ManTech International Corp.

•	PEC Solutions, Inc. acquired by Nortel Networks Corp.

•	Intelligence Data Systems, Inc. acquired by Titan Corp.

•	John J. McMullen Associates, Inc. acquired by Alion Science & Technology Corp.

•	ComGlobal Systems, Inc. acquired by Analex Corporation

•	Sytex Group, Inc. acquired by Lockheed Martin Corp.

•	Shenandoah Electronic Intelligence, Inc. acquired by SI International, Inc.

•	The Windermere Group, LLC acquired by Essex Corp.

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ revenue and EBITDA for the twelve months ended prior to announcement of the transaction, where such information was publicly available. Based on information provided by management, Raymond James made adjustments to Analex’s last twelve months EBITDA to reflect certain non-recurring expenses. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Analex implied by the consideration to be received in the Offer and Merger. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to Analex’s last twelve months revenue and EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the consideration of $3.70 per share. The results of the selected transactions analysis are summarized below:

	Enterprise Value / Last Twelve Months Revenue	Implied Equity Price Per Share
Mean	1.25x	$4.00
Median	1.13x	$3.59
Minimum	0.73x	$2.18
Maximum	2.00x	$6.64
Offer and Merger consideration	1.16x	$3.70

	Enterprise Value / Last Twelve Months EBITDA	Implied Equity Price Per Share
Mean	11.3x	$3.81
Median	10.5x	$3.54
Minimum	7.9x	$2.56
Maximum	16.1x	$5.63
Offer and Merger consideration	11.0x	$3.70

Transaction Premium Analysis. Raymond James analyzed the stock price premiums paid in 76 merger and acquisition transactions completed since January 1, 2005 with enterprise values between $100 million and $300 million, excluding financial and real estate companies. Raymond James measured each transaction price per share relative to each target’s closing price per share one day, one week and one month prior to announcement of the transaction. Raymond James compared the mean, median, minimum and maximum premiums paid from this set of transactions to the consideration to be received in the Offer and Merger expressed as a premium relative to the closing stock price of Analex’s Common Stock on January 18, 2007, January 12, 2007, and December 19, 2006. The results of the transaction premium analysis are summarized below:

	Implied Premium
	1-day	1-week	1-month
Mean	31.9%	34.9%	38.3%
Median	26.3%	28.4%	33.4%
Minimum	(16.5)%	(8.6)%	(17.6)%
Maximum	106.2%	114.3%	140.9%
Offer and Merger consideration	$3.70	$3.70	$3.70
Company closing stock price per share	$1.89	$2.00	$1.86
Implied transaction premium	95.8%	85.0%	98.9%

Furthermore, Raymond James applied the mean, median, minimum and maximum premiums for each of the metrics to Analex’s actual corresponding closing stock prices to determine the implied equity price per share and then compared those implied equity values per share to the consideration of $3.70 per share. The results of this are summarized below:

	Implied Equity Price Per Share
	1-day	1-week	1-month
Mean	$2.49	$2.70	$2.57
Median	$2.39	$2.57	$2.48
Minimum	$1.58	$1.83	$1.53
Maximum	$3.90	$4.29	$4.48
Offer and Merger consideration	$3.70	$3.70	$3.70

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of Analex’s projected free cash flows for the years ending December 31, 2007 through 2010 on a standalone basis. Raymond James used unleveraged free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital.

The discounted cash flow analysis was based on projections of the financial performance of Analex that represented the best available estimates and judgment of management. Consistent with the periods included in the financial projections, Raymond James used calendar year 2010 as the final year for the analysis and applied multiples, ranging from 9.0x to 10.0x, to calendar 2010 EBITDA in order to derive a range of terminal values for Analex in 2010.

The projected unleveraged free cash flows and terminal values were discounted using rates ranging from 14.0% to 16.0%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing Analex’s business plan. The resulting range of present enterprise values was adjusted by Analex’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per Analex share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Analex implied by the consideration to be received in the Offer and Merger. The results of the discounted cash flow analysis are summarized below:

Equity Value Per Share
Minimum	$3.72
Maximum	$4.67
Offer and Merger consideration	$3.70

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’s view of the actual value of Analex.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Analex. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to Analex’s Special Committee and Board and were prepared solely as part of Raymond James’s analysis of the fairness, from a financial point of view, to the holders of Analex’s Common Stock of the consideration to be received by such holders in connection with the proposed Offer and Merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into consideration by Analex’s Special Committee and Board in making its determination to approve the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of Analex’s Board or management with respect to the value of Analex. Analex placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’s opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on January 18, 2007, and any material change in such circumstances and conditions may affect Raymond James’s opinion, but Raymond James does not have any obligation to update, revise or reaffirm that opinion.

For services rendered in connection with the delivery of its opinion, Analex paid Raymond James a customary investment banking fee upon delivery of its opinion. Analex also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Analex and QinetiQ for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to an engagement letter dated August 3, 2006, Analex retained BB&T to provide financial advisory services in connection with a potential business combination or alternative transaction. Such services included the rendering of an opinion as to the fairness from a financial point of view of the stockholders of Analex of the consideration to be received in the Offer and the Merger. Pursuant to the terms of BB&T’s engagement, Analex agreed to pay BB&T for its financial advisory services: (i) a non-refundable retainer of $25,000 that was paid upon the signing of the engagement agreement (such retainer, and all retainers paid by Analex pursuant to a prior engagement letter with BB&T, to be credited to any fee payable pursuant to subsection (iii) of this sentence), (ii) a fee of $800,000 upon the delivery by BB&T of a fairness opinion to Analex (such fee to be credited to any fee payable pursuant to subsection (iii) of this sentence), and (iii) upon the completion of a transaction whereby, directly or indirectly, at least a majority of the shares of Common Stock or a majority of the shares of Preferred Stock (or all of substantially all of the assets of Analex) is transferred for consideration, a fee equal to 1.35% of such consideration up to $207 million, plus 3.75% of any consideration above $207 million. Analex also agreed to reimburse BB&T for reasonable out-of-pocket expenses related to its engagement (including legal fees), subject to a limit of $20,000, without Analex’s prior approval. Analex further agreed to indemnify BB&T for certain costs, expenses and liabilities related to or arising out of its engagement.

On December 15, 2006, Analex retained Raymond James to deliver an opinion as to the fairness from a financial point of view of the stockholders of Analex of the consideration to be received in the Offer and the Merger. Pursuant to the terms of Raymond James’ engagement, Analex agreed to pay Raymond James a customary fee as consideration for the delivery of its opinion. Analex also agreed to reimburse Raymond James for reasonable out-of-pocket expenses related to its engagement (including legal fees), and to indemnify Raymond James for certain costs, expenses and liabilities related to or arising out of its engagement.

The Financial Advisors, as part of their investment banking business, are continually engaged in financial advisory roles, which may include, but are not limited to, equity and fixed income sales, trading and research, investment banking, private equity, general corporate and other services. In the ordinary course of business, the Financial Advisors and their affiliates may actively trade or hold shares of Common Stock for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as set forth below, no transactions in shares of Common Stock have been effected during the past 60 days by Analex or any subsidiary of Analex or, to the knowledge of Analex, by any executive officer, director or affiliate of Analex.

The following table sets forth certain transactions by Analex’s directors and officers within the past 60 days. All transactions shown below were the result of purchases of Common Stock pursuant to each of the named officer’s participation in Analex’s Employee Stock Purchase Plan.

Name and Title	Date of Transaction	Amount of Securities Involved (#)	Price Per Share ($)
Joseph Broadwater Senior Vice President	12/08/2006	79	1.90
Catherine Clark Corporate Secretary	12/08/2006	53	1.90
Charles Floyd Vice President	12/08/2006	52	1.90
William Torpey Senior Vice President	12/08/2006	157	1.90
Joseph Broadwater Senior Vice President	12/22/2006	79	1.91
Catherine Clark Corporate Secretary	12/22/2006	52	1.91
Charles Floyd Vice President	12/22/2006	53	1.91
William Torpey Senior Vice President	12/22/2006	158	1.91
Joseph Broadwater Senior Vice President	1/08/2007	76	1.96
Catherine Clark Corporate Secretary	1/08/2007	51	1.96
Charles Floyd Vice President	1/08/2007	51	1.96
William Torpey Senior Vice President	1/08/2007	153	1.96

In addition, in connection with the execution of the Merger Agreement, the expiration date for Stock Options held by Mr. Phillips to purchase 713,079 shares of Common Stock was extended ninety days to April 23, 2007. The extension of the expiration date will permit the options to be cancelled in exchange for the right to receive cash payments in accordance with the Merger Agreement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, Analex is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Analex’s securities by Analex, any subsidiary of Analex or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Analex or any subsidiary of Analex, (3) a purchase, sale or transfer of a material amount of assets of Analex or any subsidiary of Analex, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Analex.

As described under “The Merger Agreement; Other Agreements” of the Offer to Purchase, the Board, in connection with the exercise of its fiduciary duties, is permitted by the Merger Agreement under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Information Statement. An Information Statement provided pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and attached to this Statement as Annex C is being furnished to the stockholders of Analex in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Analex’s stockholders. Such information is hereby incorporated in this Statement by reference.

Delaware General Corporate Law.

(a) Anti-Takeover Statute. Analex is a Delaware corporation. Therefore, the provisions of Section 203 of the DGCL by their terms apply to the approval of the Offer and the Merger. The description of these provisions and their applicability to the approval of the Offer and the Merger contained in the section of the Offer to Purchase titled “Certain Legal Matters—Business Combination Statutes” is incorporated herein by reference. The Offer to Purchase is being mailed to the Company’s stockholders together with this Schedule 14D-9. At its meeting held on January 18, 2007, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

(b) Appraisal Rights. Appraisal rights are not available as a result of the Offer. The description of the appraisal rights applicable to the Merger contained in the section of the Offer to Purchase titled “Purpose of the Offer and the Merger; Plans for Analex; Other Matters—Appraisal Rights” is incorporated herein by reference. The Offer to Purchase is being mailed to the Company’s stockholders together with this Schedule 14D-9.

(c) Short-Form Merger. Under the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. However, if Merger Sub does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger. As discussed above, Analex has agreed to issue to Parent such number of shares of Common Stock at the Offer Price as is necessary for Merger Sub to obtain at least 90% of the then issued and outstanding shares of Common Stock.

Regulatory Approvals.

As noted in Item 2, consummation of the Offer is subject to the satisfaction of customary conditions, including various government approvals. Additional information concerning such approvals is described in “Certain Legal Matters” of the Offer to Purchase.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 30, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent on January 30, 2007 ).*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(G)	Summary advertisement published January 30, 2007 in the New York Times (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by Parent on January 30, 2007).

(a)(1)(H)	Letter to Stockholders from Sterling E. Phillips, Jr., Chief Executive Officer of Analex and Chairman of the Board.

(a)(1)(I)	Opinion of BB&T, Inc., dated January 18, 2007 (included as Annex A to this Schedule 14D-9).

(a)(1)(J)	Opinion of Raymond James & Associates, Inc., dated January 18, 2007 (included as Annex B to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger dated January 20, 2007 among Analex Corporation, Parent and Merger Sub (incorporated by reference to the Form 8-K filed by Analex on January 22, 2007).

(e)(2)	Conversion, Tender and Voting Agreement dated January 20, 2007 by and among Analex Corporation, Parent, Merger Sub, New York Life Capital Partners II, L.P., General Electric Pension Trust, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to the Form 8-K filed by Analex on January 24, 2007)

(e)(3)	Analex Corporation Information Statement (included as Annex C to this Schedule 14D-9).*

*	Included in materials mailed to Analex’s stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2007	ANALEX CORPORATION

	By:	/s/ STERLING E. PHILLIPS, JR.
Sterling E. Phillips, Jr.
Chairman and Chief Executive Officer

ANNEX A

January 18, 2007

Special Committee and

Board of Directors

Analex Corporation

2677 Prosperity Avenue

Fairfax, VA 22031

Gentlemen:

You have asked us to advise you with respect to the fairness to the holders of the outstanding shares of common stock, par value $0.02 per share (“Company Common Stock”), of Analex Corporation (the “Company”), from a financial point of view, of the Consideration (as defined below) to be received by such stockholders pursuant to the draft Agreement and Plan of Merger, stamped as of January 17, 2007 (the “Merger Agreement”), by and among QinetiQ North America Operations LLC (the “Parent”), Merger Sub (as that entity is defined in the Merger Agreement, and the Company. The Merger Agreement provides for, among other things, (1) the commencement by Merger Sub of a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of Company Common Stock at a price of $3.70 per share, net to the seller in cash, less any required withholding taxes, and (2) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of Company Common Stock, other than shares owned directly or indirectly by Parent or Merger Sub and any Dissenting Shares (as defined in the Merger Agreement) will be converted into the right to receive $3.80 in cash. The cash consideration to be received by holders of Company Common Stock pursuant to the Tender Offer or the Merger is referred to herein as the “Consideration”. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

BB&T Capital Markets, a division of Scott & Stringfellow, Inc., as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. We have been retained by the Company in a financial advisory capacity, and in connection therewith have participated in certain negotiations leading to the transactions contemplated by the Merger Agreement (collectively, the “Transaction”). In connection with our services, we will receive compensation, a significant portion of which becomes payable upon the delivery to the Company for this opinion, and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement, including the rendering of this opinion. In the ordinary course of our business, we and our affiliates may actively trade, from time to time, or hold the securities of the Company and/or the Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also provide investment banking and other services to the Company, the Parent and/or their respective affiliates in the future for which we may receive compensation.

In connection with our review of the Transaction and the preparation of our opinion, we have, among other things: (1) reviewed a draft of the Merger Agreement and discussed with management and representatives of the Company the proposed material terms of the Transaction; (2) reviewed certain publicly available financial statements and other business and financial information of the Company; (3) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects solely of the Company on a stand-alone basis furnished to us by management of the Company and with assumptions discussed with management of the Company (the “Projections”); (4) discussed with members of management of the Company the matters described in clauses (2) and (3) above, as well as other matters concerning the Company’s businesses, operations and prospects; (5) reviewed the historical market prices and trading activity for the Company Common Stock and compared such prices and trading activity with those of certain publicly traded companies that we deemed to be relevant; (6) compared the financial position and results of operations of the Company with those of certain publicly traded companies that we deemed to be relevant; (7) compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations that we deemed to be relevant; (8) reviewed the premiums paid by other purchasers in other business combinations relative to the closing price five days prior to the announcement, and thirty days prior to the announcement; (9) analyzed a discounted cash flow scenario of the Company on a stand-alone basis based upon the Projections; and (10) reviewed other such financial studies and performed such other investigations and analyses and taken into account such other matters as we deemed to be appropriate to render our opinion, including our assessment of regulatory, economic and market conditions. In rendering this opinion, we did not review, discuss with management of the Company or consider in any regard (i) any information with respect to the historical or projected financial condition, results of operations, business, earnings, cash flow, assets or prospects of the Parent and its affiliates, (ii) any pro forma or projected information with respect to the financial condition, results of operations, business, earnings, cash flow, assets or prospects of the Company and the Parent and its affiliates on a combined basis, or (iii) any cost savings, synergies or other potential benefits of the Transaction to the Parent and its affiliates.

In conducting our review and rendering our opinion, we have relied upon and assumed the accuracy and completeness of all financial, accounting, legal, tax and other information provided to or otherwise discussed with or reviewed by us. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of the Company. We have further assumed that the Projections have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company’s management team and that such Projections will be realized in the amounts and at the times contemplated. We express no opinion with respect to such Projections or the estimates or judgments on which they are based. We have taken into account our assessment of general economic, financial, market and industry conditions as they exist and can be evaluated as of the date hereof, as well as our experience in business valuations in general. We did not take into account any changes that may occur, or information that may become available, after the date of our opinion, including without limitation changes in the terms of the Merger Agreement. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements of the Company made available to us. Representatives of the Company have advised us, and we have assumed that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have assumed that the Transaction will be consummated upon the terms set forth in the Merger Agreement without material alteration or waiver thereof. We have also assumed that, in the course of obtaining regulatory and third party consents for the Transaction, no restriction will be imposed that will have a material adverse effect on the closing of the Transaction.

Our opinion expressed herein was prepared solely for the use and benefit of the board of directors and the Special Committee of the board of directors of the Company in connection with its consideration of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock. Accordingly, this opinion does not constitute a recommendation to the board of directors of the Company as to how to vote in connection with their consideration of the Merger Agreement, nor does it constitute a recommendation to any holders of Company Common Stock as to whether to tender shares of Company Common Stock pursuant to the Tender Offer and/or as to how to vote in connection with the Merger. Furthermore, we do not address the merits of the underlying decision by the Company to engage in the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transactions in which the Company might engage. Our opinion may not be used for any other purpose, or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, except as required by applicable law and in accordance with the terms of the engagement agreement between the Company and us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

BB&T CAPITAL MARKETS | WINDSOR GROUP
A division of SCOTT & STRINGFELLOW, INC.

By:	/S/ JOHN C. HAGAN
John C. Hagan
Managing Director
Co-Head, Defense and Government Services Group

ANNEX B

January 18, 2007

Special Committee and the Board of Directors

Analex Corporation

2677 Prosperity Avenue, Suite 400

Fairfax, VA 22031

Gentlemen:

We understand that Analex Corporation (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) with QinetiQ North America Operations LLC (“QinetiQ NA”) and Merger Sub, as that entity is defined in the Agreement. We further understand that the Agreement contemplates, among other things, (i) that the Merger Sub will commence a tender offer for all the outstanding common stock, par value $0.02 (the “Common Stock”) of the Company for $3.70 per share, net to the seller in cash, and (ii) immediately prior to the merger of the Company into Merger Sub, each outstanding share of Common Stock, other than shares held in treasury, by QinetiQ NA or its subsidiaries, if any, or as to which dissenter’s rights have been properly exercised, will be converted into the right to receive $3.70 in cash (the “Merger”). The terms and conditions of the proposed Merger are set forth in more detail in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the Company, other than QinetiQ NA or its subsidiaries to the extent that they hold any shares (the “Shareholders”), of the consideration to be offered to such holders in connection with the proposed Merger.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1. reviewed the financial terms and conditions as stated in the January 18, 2007 draft of the Agreement;

2. reviewed the audited financial statements of the Company as of and for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 and the unaudited financial statements for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006;

3. reviewed publicly available information concerning the Company that we believed to be relevant to our analysis, including the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2005, as well as the Company’s Quarterly Reports filed on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30 2006;

4. reviewed other Company financial and operating information, including financial forecasts, requested from and/or prepared and provided by the Company;

5. reviewed the historical market prices and trading activity of the Company’s Common Stock;

6. discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry; and

7. discussed with the Company’s financial advisor, BB&T Capital Markets, the process used to evaluate strategic alternatives for the Company.

With the Company’s consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, QinetiQ NA or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed, with the Company’s consent, that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver of any conditions thereof.

Special Committee and the Board of Directors Analex Corporation January 18, 2007	Page 2

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of January 18, 2007 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake, unless formally requested by the Board of Directors, in which case a supplemental opinion would be delivered to the Board by Raymond James.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Shareholders of the Company pursuant to the Agreement. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (v) the general condition of the securities markets; and (vi) such other factors as were deemed appropriate.

In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the use and benefit of the Special Committee and the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent; provided, however, that we consent to its inclusion in any filing required to be made by the Company with the Securities and Exchange Commission, provided that it is included in its entirety and that any description of the opinion or our work has been approved by us.

Special Committee and the Board of Directors Analex Corporation January 18, 2007	Page 3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the Shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to such holders of the Company’s outstanding Common Stock.

Very truly yours,

By:	/s/ RAYMOND JAMES & ASSOCIATES, INC.
RAYMOND JAMES & ASSOCIATES, INC.

ANNEX C

ANALEX CORPORATION

2677 Prosperity Avenue

Suite 400

Fairfax, Virginia 22031

(703) 852-4000

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF STOCKHOLDERS OF ANALEX CORPORATION IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES

ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO

ANALEX CORPORATION

This Information Statement is being mailed to you on or about January 30, 2007 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (together with the accompanying Exhibits and Annexes, the “Statement”) of Analex Corporation, a Delaware corporation (“Analex” or the “Company”) to the holders of record of Analex’s shares of common stock, par value $0.02 per share (the “Common Stock”), and shares of Analex’s Class A preferred stock (“Series A Preferred”) and Class B preferred stock (“Series B Preferred”, and together with Series A Preferred, the “Preferred Stock”), each of which have a par value of $0.02 per share. This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Statement.

On January 20, 2006, Analex entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QinetiQ North America Operations LLC, a Delaware limited liability company (“Parent”) and Apollo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will commence a tender offer to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $3.70 per share, net to the seller in cash, without interest (subject to applicable withholding taxes) (such price, or any different price per share as may be paid in the Offer, is referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Parent and Merger Sub are indirect subsidiaries of QinetiQ Group plc (“QinetiQ”), a publicly-traded international defense and security technology company organized under the laws of England and Wales.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “Commission”) on January 30, 2007. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of seats on the Board of Directors of Analex (the “Board” or the “Analex Board”). The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Parent, Merger Sub or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

The Offer is being made pursuant to the Merger Agreement which provides that, among other things, subject to the satisfaction or waiver of certain conditions set forth in this Information Statement, Merger Sub will be merged with and into Analex (the “Merger”). Pursuant to the Merger Agreement, the obligation of Parent and Merger Sub to consummate the Offer is subject to the condition that a majority of the sum of (i) the total number of outstanding shares of Common Stock plus (ii) the number of shares issuable upon exercise of outstanding options, warrants, conversion privileges and other similar rights, shall have been validly tendered prior to the expiration of the Offer and not withdrawn (the “Minimum Condition”).

Following the consummation of the Merger, Analex will continue as the surviving company and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares owned by Parent, any of its subsidiaries, including Merger Sub and shares held by stockholders who properly demand appraisal and comply with all provisions of Section 262 of the Delaware General Corporation Law (the “DGCL”) relating to dissenters’ rights of appraisal), will be converted into the right to receive the Offer Price. The Offer, the Merger and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex C, which was filed by Analex with the Commission on January 30, 2007 and which is being mailed to stockholders of Analex along with this Information Statement.

In connection with the Merger Agreement, Analex, Parent, Merger Sub and certain institutional holders of securities of Analex (the “Security Holders”), including preferred securities, that are convertible into shares of Common Stock, debt securities that are convertible into preferred securities and warrants to purchase Common Stock (“Convertible Securities”) entered into a Conversion, Tender and Voting Agreement, dated January 20, 2007 (the “Tender Agreement”). Pursuant to the Tender Agreement, each Security Holder irrevocably agreed to (i) convert each Convertible Security, other than warrants, held by the holder into shares of Common Stock, (ii) tender all shares of Common Stock held by such holder (including shares of Common Stock acquired as a result of the conversion described in clause (i)), (iii) vote all Convertible Securities and/or shares of Common Stock held by the Security Holder in favor of the Merger and against any competing transaction and (iv) convert warrants held by the Security Holder into the amount of cash such holder would have received if such holder had exercised the warrant and tendered the shares of Common Stock acquired upon exercise. The Tender Agreement shall automatically (without any further action of the parties) terminate and be of no further force and effect upon the termination of the Merger Agreement. This summary is qualified in its entirety by reference to the Tender Agreement, which has been filed as Exhibit (e)(2) to this Statement and is hereby incorporated herein by reference.

As of January 20, 2007, the Security Holders own Convertible Securities convertible into approximately 24,425,045 shares of Common Stock. This number of shares is sufficient to satisfy the Minimum Condition.

Pursuant to the Merger Agreement, Merger Sub commenced the Offer on January 30, 2007. The Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on February 27, 2007, unless extended by Merger Sub.

CERTAIN INFORMATION CONCERNING ANALEX

As of January 20, 2007, there were 16,853,744 shares of Common Stock, 6,726,457 shares of Series A Preferred and 10,571,427 shares of Series B Preferred issued and outstanding. Each share of Common Stock, Series A Preferred and Series B Preferred is entitled to one (1) vote on all matters that may properly come before a meeting of stockholders of Analex. The holders of a majority of the outstanding shares of Common Stock, the Series A Preferred and the Series B Preferred, on an as-converted basis, taken together as a single class, present in person or by proxy, would constitute a quorum at an annual meeting of Analex’s stockholders.

As described above, the Security Holders have agreed to convert their Convertible Securities, other than warrants, into shares of Common Stock and tender such shares in the Offer, pursuant to the Tender Agreement.

RIGHT TO DESIGNATE DIRECTORS

Pursuant to the Merger Agreement, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, effective upon Merger Sub’s acceptance for payment of, and payment for,

Common Stock pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent or Merger Sub bears to the total number of shares of Common Stock then outstanding (the “Parent Designees”). At such time, Analex is obligated to take all actions reasonably requested by Parent to cause the Parent Designees to be elected to the Board, including increasing the number of directors and seeking and accepting the resignation of one or more existing directors. However, even if the Parent Designees are elected to the Board, until the Effective Time, Analex, Parent and Merger Sub have agreed that the Board shall include at least two Independent Directors (as defined below), and Analex has agreed to use its commercially reasonable efforts to ensure that the Board includes two Independent Directors. Independent Directors are directors of Analex who are not officers, employees or affiliates of Analex or Parent and who are independent directors of Analex as defined by the listing standards of The American Stock Exchange (“AMEX”).

Parent and Merger Sub have informed Analex that the Parent Designees will be chosen from the directors and executive officers of Parent and/or Merger Sub listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders together with this Information Statement and is filed as an exhibit to the Schedule TO. The information with respect to such individuals in Schedule I is hereby incorporated by reference in this Information Statement. Parent has informed Analex that each of the individuals listed in Schedule I of the Offer to Purchase that may be chosen has consented to act as a directors of Analex, if so designated.

Based solely on the information set forth in Schedule I of the Offer to Purchase, none of the executive officers and directors of Parent or Merger Sub (1) is currently a director of, or holds any position with, Analex, or (2) has a familial relationship with any directors or executive officers of Analex. Analex has been advised that, to the knowledge of Parent and Merger Sub, none of Parent’s or Merger Sub’s executive officers or directors beneficially own any equity securities (or rights to acquire such equity securities) of Analex and none have been involved in any transactions with Analex or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

Additionally, Parent and Merger Sub have informed Analex that, to their knowledge, none of Parent’s or Merger Sub’s executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CURRENT BOARD OF DIRECTORS OF ANALEX

Analex’s Certificate of Incorporation and Amended and Restated Bylaws provide that Analex’s Board shall consist of one or more members, such number to be determined by resolution of the Board. Pursuant to such a resolution, Analex’s Board is currently composed of nine members, each holding office until the next annual meeting of stockholders and until his or her successors is elected and qualified or until his or her earlier death, resignation or removal.

The present members of the Board are Sterling E. Phillips, Jr., Peter C. Belford, Sr., C. Thomas Faulders, III, Lincoln D. Faurer, Martin M. Hale, Jr., Thomas L. Hewitt, Daniel P. March, Gerald A. Poch and Daniel R. Young.

The following are brief biographies of each current member of the Analex Board.

Sterling E. Phillips, Jr., 60, was appointed Analex’s President and Chief Executive Officer and a director in January 2001. In December 2003, Mr. Phillips was elected Chairman of the Board. He ceased to be the President of Analex in February 2004. Prior to joining Analex, Mr. Phillips held senior management positions with Federal

Data Corporation in the Science and Engineering and Corporate Marketing Groups from 1996 to 2001. From 1993 to 1996, he was the Chief Operating Officer of TRI-COR Industries, Inc. an information technology company, and from 1992 to 1993 served as President of Business Development for Computer Sciences Corporation. Prior to these positions, he held senior national and international marketing positions with International Business Machines Corporation for 24 years.

Peter C. Belford, Sr., 60, was initially appointed to the Board in November 2001. Mr. Belford voluntarily resigned from the Board on March 11, 2005 in order to enable Analex to comply with the American Stock Exchange listing requirement that a majority of the Board be comprised of independent directors. As Mr. Daniel P. March, an independent director, was appointed to the Board on April 11, 2005, Mr. Belford was re-appointed to the Board on that same date. Mr. Belford has more than 30 years experience in building and operating companies in the Federal Government sector. Mr. Belford was President of Analex Corporation from 2000 until it was acquired by Analex in November 2001. From 1997 through 2000, he held the position of Senior Vice President for Federal Data Corporation, a government information technology services provider, and from 1985 to 1997 served as President and Chief Operating Officer of NYMA, Inc., a federal government contractor. Prior to these positions, Mr. Belford served 13 years as Vice President with Computer Sciences Corporation, an information technology services provider.

C. Thomas Faulders, III, 57, was appointed to the Board in February 2004. Mr. Faulders is currently the President and Chief Executive Officer of the University of Virginia Alumni Association. Previously, he had been the Chairman and Chief Executive Officer of LCC International Inc. from 1999 through 2005. Prior to LCC, Mr. Faulders served as non-executive Chairman of Telesciences, Inc. from 1997 through 1999, Executive Vice President and Chief Financial Officer of BDM International, as well as President of its Integrated Supply Chain division from 1995 through 1997, and Chief Financial Officer of COMSAT Corporation. Prior to COMSAT from March 1992 through March of 1995, he served in a variety of areas for MCI, including Senior Vice President of Business Marketing, Vice President of Large Account Sales and Treasurer. Prior to his six years with MCI, Mr. Faulders served in key positions with Satellite Business Systems.

Lincoln D. Faurer, 78, was appointed to the Board in April 2003. Mr. Faurer has more than 15 years of experience in building and operating companies in the government contracting industry and was Director of the National Security Agency from 1981 to 1985. Since 1992, Mr. Faurer has been the President of LDF Inc., which provides consulting services on command, control, communications, computing and intelligence (C4I) matters. Mr. Faurer is a retired Air Force general officer who has held senior positions with various intelligence organizations including Defense Intelligence Agency, NATO Military Committee, HQS U.S. European Command and HQS U.S. Southern Command. Mr. Faurer is a director of Saflink Corp. Mr. Faurer also serves on the Intelligence Advisory Board of BAE/AIT and as a consultant to ManTech Aegis Research Corporation, a subsidiary of ManTech International Corp.

Martin M. Hale, Jr., 35, was appointed to the Board in December 2003. Mr. Hale is a Managing Director of Pequot Capital Management, Inc. Mr. Hale joined Pequot Ventures in February 1997 and is principally responsible for Pequot Venture’s investments in applied technology, including aerospace, defense and industrial technology. Prior to joining Pequot Ventures, Mr. Hale was an associate at Geocapital Partners, L.L.C., an early stage venture capital firm. Prior to Geocapital Partners, he served as a senior financial analyst in the information technology mergers and acquisitions group at Broadview International L.L.C. Mr. Hale is also a director of Aurora Flight Sciences.

Thomas L. Hewitt, 68, was appointed to the Board in June 2004. Mr. Hewitt has been the Chief Executive Officer of Global Governments, Inc. since January 2000. In 1984, Mr. Hewitt founded Federal Sources, Inc., a market research and consulting firm, where he served as Chief Executive Officer and Chairman of the Board until 1999. Mr. Hewitt is also a director of GTSI Corporation, Halifax Corporation, Secure Data in Motion, Inc. and several private companies.

Daniel P. March, 67, was appointed to the Board in April 2005. Mr. March retired from the U.S. Navy as a Rear Admiral and serves as an independent consultant to the U.S. Department of Defense, U.S. Navy and the intelligence community. During Mr. March’s 34 year military career, he served as Commander Battle Force SEVENTH Fleet and Commander Arabian Gulf Battle Force during Desert Shield/Storm. His extensive experience with the intelligence community includes positions as Deputy Director for Military Support for the National Reconnaissance Office, Deputy Director—J-3 National Systems Support for the Joint Chiefs of Staff and Director of the Defense Support Project Office. Mr. March is also a director of the National Correlation Working Group, a non-profit organization focused on technology to support the intelligence community.

Gerald A. Poch, 59, was appointed to the Board in December 2003. Mr. Poch joined Pequot Capital Management, Inc. in 1998 and serves as a Managing Director. Mr. Poch is the co-head of Pequot Ventures and is directly responsible for Pequot Ventures’ investments in applied technology. From August 1996 to June 1998, he was the Chairman, President and Chief Executive Officer of GE Capital Information Technology Solutions, Inc., a technology solutions provider. Prior to that, he was a founder, and served as Co-Chairman and Co-President, of AmeriData Technologies, Inc., a value-added reseller and systems integrator of hardware and software systems. Mr. Poch is also a director of Andrew Corporation, MTM Technologies, Inc. and several private companies.

Daniel R. Young, 72, was appointed to the Board in April 2003. In 1976, Mr. Young joined Federal Data Corporation as Executive Vice President. He was appointed President in 1985 and became Chief Executive Officer in 1995. From 1995 until Federal Data was acquired by Northrop-Grumman in 2000, Mr. Young was Vice Chairman and Chief Executive Officer. He also served as an officer in the U.S. Navy. Mr. Young is also a director of GTSI Corporation, Halifax Corporation and NCI, Inc., and also serves on the advisory boards of several private companies and industry organizations.

Director Compensation

The table below sets forth the compensation earned by or paid to Analex’s directors during 2006.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	SOSAR Awards(1) ($)		All Other Compensation ($)		Total ($)
Peter C. Belford, Sr.	$—	$—	(2)	$16,863	(3)	$16,499
C. Thomas Faulders, III	45,500	9,196	(4)	—		54,696
Lincoln D. Faurer	44,500	9,196	(5)	—		53,696
Martin M. Hale, Jr.	31,000	9,196	(6)	—		40,196
Thomas L. Hewitt	47,000	9,196	(7)	—		56,196
Daniel P. March	33,875	9,196	(8)	—		43,071
Gerald A. Poch	32,000	9,196	(9)	—		41,196
Daniel R. Young	46,625	9,196	(10)	—		55,821

(1)	The amounts shown in this column are based on the dollar amount recognized for financial statement reporting purposes for the 2006 fiscal year in accordance with SFAS No. 123(R), “Share-Based Payment.” To compute the fair value of the amounts shown using the Black-Scholes model, the following assumptions were used in the calculation: weighted average exercise price of $2.86; expected volatility of 75.16%; expected term of 5 years; risk-free rate of 4.47%; and an expected dividend yield of 0.00%.
(2)	Mr. Belford did not receive any SOSAR awards during 2006.
(3)	Mr. Belford received health and dental insurance coverage instead of compensation or stock awards. The amount reflected in the table represents the premium equivalent rates paid by an Analex employee who elects COBRA coverage upon leaving Analex.

(4)	The aggregate number of SOSAR and option awards held by Mr. Faulders at December 31, 2006 was 15,000.
(5)	The aggregate number of SOSAR and option awards held by Mr. Faurer at December 31, 2006 was 20,000.
(6)	The aggregate number of SOSAR and option awards held by Mr. Hale at December 31, 2006 was 20,000.
(7)	The aggregate number of SOSAR and option awards held by Mr. Hewitt at December 31, 2006 was 15,000.
(8)	The aggregate number of SOSAR and option awards held by Mr. March at December 31, 2006 was 10,000.
(9)	The aggregate number of SOSAR and option awards held by Mr. Poch at December 31, 2006 was 20,000.
(10)	The aggregate number of SOSAR and option awards held by Mr. Young at December 31, 2006 was 20,000.

Analex’s non-employee independent directors are paid $6,000 every quarter. Non-employee directors also receive $1,000 for every regular Board meeting or committee meeting, and $500 for every special Board meeting or committee meeting. In addition, the Chairman of each of the Audit Committee and Compensation Committee receives $1,250 every quarter, and the Chairman of each of the Nominating Committee and Corporate Governance Committee receives $625 every quarter. For 2006, each non-employee director was entitled to be granted stock-only stock appreciation rights (“SOSARs”) covering 5,000 shares of Common Stock on the date of the first regular Board meeting attended by such director and, beginning in 2007, while such director serves on the Board, he will automatically receive SOSARs covering an additional 6,600 shares of Common Stock on the date of the first regular Board meeting held in each new calendar year. In lieu of paying any cash compensation or granting any equity awards to Mr. Belford for services as a director in 2006, Analex has included Mr. Belford and his immediate family members in its health insurance plan on terms that are made generally available to all employees of Analex. Directors who are also employees of Analex do not receive any additional compensation for their service as directors. Directors are reimbursed for out-of-pocket business expenses associated with their attendance at Board meetings.

Meetings and Committees of the Board

The Board held a total of nine meetings during 2006. Of the Board’s nine directors, six of them attended 100% of the Board meetings held in 2006, and the other 3 directors attended over 75% of the Board meetings. All but one director attended 100% of the meetings held by the committees on which he served during 2006, and such director attended over 75% of the meetings of the committee(s) on which he served. The Board currently has four standing committees: The Audit Committee, the Compensation Committee, the Nominating Committee and the Corporate Governance Committee. In addition, in connection with the consideration of a sale of Analex, the Board formed a special committee (the “Special Committee”) in August 2006. See “Item 3. Past Contracts, Transactions, Negotiations and Agreements” of the Statement for more information related to the Special Committee.

Audit Committee

The Audit Committee met five times during 2006. The Audit Committee has always been and continues to be comprised entirely of independent, non-employee directors. Messrs. Faulders, Faurer and Hewitt serve on the Audit Committee. Mr. Hewitt is the Chairman of the Audit Committee. The Commission has additional independence requirements which members of our Audit Committee satisfy. One such requirement is that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Analex or any of its subsidiaries other than their directors’ compensation.

The Board has affirmatively determined that each of the current members of the Audit Committee are “financially sophisticated” under the definition contained in the AMEX Company Guide, and that Mr. Faulders has all the necessary attributes to be an “audit committee financial expert” under the Commission’s rules. Stockholders should understand that this designation does not impose upon Mr. Faulders any duties, obligations or liability that are greater than what are generally imposed on him as a member of the Audit Committee and the Board, and his designation as an “audit committee financial expert” pursuant to this Commission requirement does not affect the duties, obligations or liability of any other member of the Audit Committee of the Board.

The Audit Committee has a written charter which is evaluated at least on an annual basis. Based on its current charter, the Audit Committee’s responsibilities include, among other things:

•	appointment, compensation, retention and oversight of the work of Analex’s independent auditors;

•	pre-approval of all significant non-audit related engagements by Analex of the independent auditors;

•	establishment, in conjunction with management, of a process for receiving and handling complaints regarding accounting practices and internal controls; and

•	review of potential conflict of interest situations as required by the stock exchange on which Analex’s stock is listed.

In addition, the Audit Committee has the authority to obtain advice and assistance from, and receive adequate funding from Analex to engage independent advisors, including independent counsel and any registered public accounting firm, as the Audit Committee deems necessary to fulfill its obligations. A copy of the Audit Committee charter can be found on Analex’s website at www.analex.com.

Compensation Committee

The Compensation Committee met five times during 2006. Analex’s Compensation Committee is comprised entirely of independent, non-employee directors. Messrs. Faurer, Faulders and Young serve on the Compensation Committee. Mr. Faurer is the Chairman of the Compensation Committee.

The Compensation Committee has a written charter which is evaluated at least on an annual basis. Based on its current charter, the Compensation Committee’s responsibilities are to evaluate management’s recommendations and make its own recommendations to the Board concerning the compensation of Analex’s executive officers. It is also responsible for the formulation of Analex’s executive compensation policy and the research, analysis and subsequent recommendation regarding the establishment and administration of Analex’s stock plans. A copy of the Compensation Committee charter can be found on Analex’s website at www.analex.com.

Compensation Committee Policies and Procedures. During the first quarter of each fiscal year, the Compensation Committee reviews management’s recommendations for compensation and benefits for executive officers. The Compensation Committee recommends to the full Board an amount and composition of executive compensation to be paid to the executive officers, including the Chief Executive Officer. The Board of Directors reviews and considers such compensation recommendations.

The Compensation Committee annually reviews and evaluates base salary and bonuses for all executive officers, and in conducting such reviews places primary consideration upon the recommendations by the Chief Executive Officer, along with the rationale for such recommendations, with the exception of the compensation review of the Chief Executive Officer himself. The Chief Executive Officer does not participate in the Compensation Committee’s decision as to his compensation package. In establishing individual compensation levels, the Compensation Committee considers the Company’s overall strategic objectives and performance, the Company’s stock performance, peer group comparisons and individual performance. No formula is used to determine an executive’s salary. The Company’s overall performance and the achievement of financial and business objectives are considered.

Management’s Role in the Compensation-Setting Process. Management, including named executive officers, play some role in the compensation-setting process. The most significant aspects of management’s role are: (1) evaluating employee performance, (2) assist in establishing performance targets and objectives, (3) recommending salary levels and option awards. As discussed above, the Chief Executive Officer works with the Compensation Committee in establishing the agenda for Committee meetings. Management also prepares meeting information for each Compensation Committee meeting.

Use of Compensation Consultants. The Compensation Committee has in the past engaged compensation consultants to conduct a review and analysis of how Analex’s compensation practices compare with its peer group of companies. However, no compensation consultants were employed by the company in 2006.

Nominating Committee

The Nominating Committee did not meet during 2006. The Nominating Committee has always been and continues to be comprised entirely of independent non-employee directors. Messrs. Hewitt, March and Young have served on the Nominating Committee. Mr. March is the Chairman of the Nominating Committee.

The Nominating Committee has a written charter which is evaluated at least on an annual basis. Based on its current charter, the Nominating Committee’s responsibilities are to identify, select and nominate director candidates for the Board each year, while insuring that the Board is comprised of a majority of directors deemed “independent” by criteria established by the Commission and AMEX. A copy of the Nominating Committee charter can be found on Analex’s website at www.analex.com.

The selection and nomination of Analex’s directors is governed by an Amended and Restated Stockholders’ Agreement dated May 28, 2004 by and among Analex and certain of the Security Holders named. Pursuant to the Amended and Restated Stockholders’ Agreement, the Nominating Committee may designate up to five of the nine directors on the Board. The Nominating Committee currently does not have a policy with regard to the consideration of any director candidates recommended by stockholders other than those who are parties to the Amended and Restated Stockholders’ Agreement. The Board has determined that it is appropriate for the Nominating Committee to not have such a policy because Analex has never received a stockholder nomination for director and because the Board believes its current members can effectively choose director candidates.

Corporate Governance Committee

The Corporate Governance Committee held one meeting during 2006. Messrs. Hewitt, March, Faulders, Faurer and Young serve on the Corporate Governance Committee. Mr. Young is the Chairman of the Corporate Governance Committee. The Corporate Governance Committee has a written charter which is evaluated at least on an annual basis. Based on its current charter, the responsibilities of the Corporate Governance Committee are to oversee all aspects of Analex’s corporate governance functions on behalf of Analex’s Board, and make recommendations to the Board regarding corporate governance issues. A copy of the Corporate Governance Committee charter can be found on Analex’s website at www.analex.com.

Stock Repurchase Committee

The Stock Repurchase Committee held one meeting during 2006. Messrs. Faulders, Poch and Young serve on the Stock Repurchase Committee. This Committee was established to oversee the $1 million stock repurchase program approved by the Board of Directors.

Special Committee

On August 28, 2006, the Board resolved to form the Special Committee, consisting of three independent directors of the Board. The Special Committee was given broad authority to, among other things, evaluate and consider offers of interest and determine the advisability of any strategic transaction concerning Analex, negotiate the terms of any potential transaction with any prospective purchaser and take any other action in connection with such transaction as the Special Committee determined was necessary or appropriate. The members of the Special Committee are Messrs. Young, Faulders and Hewitt, and Mr. Young was appointed as the chairman of the Special Committee. The Special Committee met seven times during 2006, and thus far, have met a total of nine times in connection with the Offer and Merger.

Corporate Governance

Independence of Directors

The Board has determined affirmatively that Messrs. Faurer, Faulders, Hewitt, March and Young are “independent” under the standards and rules of AMEX and the Commission. The definition of “independence” under the AMEX Company Guide includes a series of objective tests, such as that the director is not an employee of Analex and has not engaged in various types of business dealings with Analex. In addition, as further required by AMEX, the Board has made a subjective determination as to each independent director that no relationships, which in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Non-management directors met in executive session at each of the six regular Board of Directors’ meetings in the absence of management.

Code of Ethics and Conduct

The Board has adopted a Code of Ethics and Conduct that is applicable to all officers (including the chief executive officer, chief operating officer, chief financial officer, principal accounting officer, controller and any person performing similar functions), directors and employees of Analex.

In support of its Code of Ethics and Conduct and to facilitate reporting of any actual or suspected misconduct, Analex maintains a toll-free Ethics Hotline at 1-866-274-3865, which is available 24 hours a day, seven days a week. The Hotline’s function is to receive information relating to possible non-compliance with the Code of Ethics and Conduct, as well as concerns or complaints regarding Analex’s accounting, internal controls or auditing matters. Both the Code of Ethics and Conduct and the Hotline information are posted on Analex’s web site at www.analex.com. Any amendment to, or waiver from, a provision of this Code of Ethics and Conduct will be promptly disclosed on Analex’s web site. Analex also will provide copies of its Code of Ethics and Conduct without charge to any stockholder who makes a written request to Analex’s Chief Financial Officer at Analex’s headquarters address.

Stockholders’ Communication with the Board

Stockholders who wish to communicate with the Board should send written communications directly to Sterling E. Phillips, Jr., Analex’s Chairman of the Board.

Director Attendance at Annual Stockholders’ Meetings

Although Analex encourages all of its directors to attend its annual meetings of stockholders, it has not established any written policy with regard to Board members’ attendance at such annual meetings. Eight of Analex’s incumbent nine directors attended the 2006 Annual Meeting of stockholders.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis, or CD&A, provides information regarding the compensation program in place for Analex’s chief executive officer, chief financial officer and three other most highly-compensated executive officers during 2006. We refer to these five individuals in this Information Statement as the “named executive officers.” This CD&A includes information regarding, among other things, the objectives of Analex’s compensation program, the achievements that the compensation program is designed to reward, the elements of the compensation program (including the reasons why Analex employs each element and how its determines amounts paid) and how each element fits into its overall compensation objectives.

The Compensation Committee administers Analex’s executive compensation programs, monitors corporate performance and its relationship to compensation of executive officers, and makes appropriate recommendations to the Board concerning matters of executive compensation. The Board has determined that each member of the Compensation Committee meets the independence requirements of the AMEX. The Compensation Committee operates pursuant to a written charter which is available at www.analex.com. See “Current Board of Directors of Analex—Meetings and Committees of the Board—Compensation Committee” for more information regarding the composition, role and responsibilities of our Compensation Committee.

Overall Compensation Objectives

Analex’s overall compensation objectives are premised on the following three fundamental principals, each of which are discussed below: (1) a substantial portion of executive compensation should be performance-based, (2) executive compensation and stockholder interests should be linked, and (3) executive compensation should be aligned with that of the prevailing conditions in the government contracting industry, enabling us to compete for, and retain, top level executives in our industry.

Performance Based Compensation. Analex believes that a substantial amount of executive compensation should be performance-based. In other words, our compensation program is designed to reward superior performance, and we believe that our executive officers should feel accountable for the performance of our business as well as their individual performance. In order to effect this objective, we have structured our compensation program so that increases and/or decreases in compensation are directly tied, in part, to pre-determined company revenue and/or profitability goals. For example, annual incentive performance bonuses are typically paid to executive officers based on pre-determined revenue, new business, divisional EBITDA and/or corporate EBITDA targets. If the pre-determined target is not met by a specified percentage, no bonus will be paid to the officer. Overachievement of the target by a specified percentage will generate a defined multiple of the bonus up to a maximum amount.

Alignment with Stockholder Interests. We believe that executive compensation and stockholder interests should be linked, and our compensation program is designed so that the financial interests of our executive officers are aligned with the interests of our stockholders. We accomplish this objective in a couple of ways. First, as discussed above, increases in awards are based upon, among other things, pre-determined performance goals. In this regard, executive officers generally receive award increases incrementally based on improvements in operational metrics. To illustrate this point, consider that incentive awards are paid to our executive officers based on pre-determined performance metrics, discussed in more detail below. Thus, consistent with our overall compensation philosophy, our executive officers receive increased compensation only to the extent that our stockholders realize the benefit of a business that is performing strongly.

Second, a substantial portion of total compensation paid to our executive officers is paid in the form of equity to further align the interests of our executive officers and our stockholders. For example, as discussed in more detail below, in 2006 a portion of the compensation provided to executive officers was paid in the form of restricted stock and stock-only stock appreciation rights, or SOSARs. These equity awards vest upon the passage of time. We believe these equity awards provide meaningful long-term incentives that are directly related to the enhancement of stockholder value. Analex’s equity awards are intended to incentivize executive officers to work towards achieving operational and financial goals that management believes will ultimately be reflected in stock value. In addition, our executive officers are subject to the downside risk of a decrease in the value of their compensation in the event that the price of our common stock declines.

Executive compensation should be aligned with that of the prevailing conditions in the government contracting industry, enabling us to compete for, and retain, top level executives in our industry. We believe that our industry is highly specialized, and stockholders are best served when we can attract and retain talented executives with compensation packages that are competitive but fair. We strive to create a compensation package for executive officers that delivers compensation that is comparable to the total compensation delivered by certain peer companies with which we compete for executive talent. We have in the past employed benchmarking and the use of compensation consultants; however, benchmarking and compensation consultants were not used in 2006.

In connection with the hiring of Mr. Grubbs and Mr. Broadwater, during 2006 we granted each of them 50,000 shares of restricted stock that vest in equal installments over four years. In our view, grants such as these facilitate attracting talented executives.

Procedures and Resources Used to Help Determine Compensation in 2006

Internal Pay Equity. In administering our compensation programs, the Compensation Committee considers historic salary levels of the individual, the nature of the individual’s responsibilities and compares the individual’s base salary with those of our other executives. We believe that internal pay equity is an important factor to be considered in establishing compensation for the officers. While we have not established a policy regarding the ratio of total compensation among our executive officers, we do review compensation levels to help ensure that appropriate equity exists.

Accumulated Gains. As part of the compensation setting process, the Compensation Committee reviews the current stock and option holdings of the individual, his or her total compensation, the history of option grants and the acceleration of certain executive officers’ options under certain circumstances.

Elements of Our Compensation Program

The elements of our compensation program are the following: Base salary, annual incentive awards, long-term incentive compensation (including equity awards), severance and termination payments, and certain other benefits. We discuss each element below, including why we choose to pay each element and how we determine the amount for each element to pay.

Base Salary. We pay base salary because it is important to provide our executive officers with a level of assured cash compensation that facilitates an appropriate lifestyle given their professional status and accomplishments, and base salary is designed to recognize particularly the experience, skills, knowledge and responsibilities required of the executive officers in their roles.

Salary levels are primarily determined by the Compensation Committee based on the performance of the individual executive, the financial performance of the Company and the prevailing industry standards for similar executives of similar companies in the government contracting industry. The Company has a conservative philosophy regarding base salaries, using published industry reports and surveys on executive compensation, including in the past a review of the compensation of the Company’s peer group. The Compensation Committee also considers historic salary levels of the individual, the nature of the individual’s responsibilities and compares the individual’s base salary with those of our other executives. See “Procedures Used to Help Determine Compensation—Internal Pay Equity”, above. Periodic increases in base salary relate to individual contribution evaluated against pre-established objectives.

During 2006, salaries of our named executive officers did not increase, with the exception of Mr. Grubbs who received a 8% increase effective October 1, 2006. The Merger Agreement prohibits us from increasing the base salaries of our named executive officers in 2007 without the consent of Parent. We do not expect that there will be any salary increases for our named executive officers pending the consummation of the Offer.

Annual Incentive Awards. Consistent with our overall compensation objectives of paying for performance, aligning executive compensation with stockholder interests and attracting and retaining top level executive officers in our industry, we pay annual incentive awards pursuant to our incentive compensation program. Annual incentive awards are intended to reward individual and company-wide performance during the year and can, therefore, be highly variable from year to year.

The Company’s executive officers and operating managers participate in an incentive compensation program which awards cash bonuses of specific amounts based on attaining or exceeding specific new business growth, revenue and/or profitability targets established at the beginning of each fiscal year. For example, performance targets for the 2006 fiscal year included revenue and corporate EBITDA targets. These targets were established by our Compensation Committee in the first quarter of 2006 based on various operating metrics, such as revenue growth, EBITDA margin and internal growth. Underachievement of the target by a specified percentage will generate no award, and overachievement of the target by a specified percentage will generate a corresponding increase in award. Specifically, with respect to the 2006 fiscal year, if specified minimum threshold levels are achieved, the executive officers can earn cash awards up to the following amounts

Executive Officer	Award at 20% Below Performance Level	Award at Threshold Performance Level	Award at Target Performance Level	Award Above Target Performance Level
Sterling E. Phillips, Jr.	No Bonus	(1)	$285,000	(2)
C. Wayne Grubbs	No Bonus	(1)	$103,750	(2)
Michael G. Stolarik	No Bonus	(1)	$175,000	(2)
V. Joseph Broadwater	No Bonus	(1)	$75,000	(2)

(1)	Achievement of 80% to 99.9% of the target will result in a corresponding payment of the target amount set forth in the column captioned “Award at Target Performance Level.”
(2)	Achievement of a percentage that is over 100% of the target will result in a corresponding increase to the target amount set forth in the column captioned “Award at Target Performance Level.” Mr. Broadwater’s maximum award amount is $112,500.

For more information regarding the 2006 performance targets, please see “Grants of Plan-Based Awards”, including the footnotes thereto.

As of the date of this Information Statement, the Company’s audit of its consolidated financial statements for the year ended December 31, 2006 was not complete. Thus, we have not yet been able to determine whether any award payments will be made to our named executive officers based on the performance criteria set by our Compensation Committee in the first quarter of 2006. In addition, the Compensation Committee has not yet met to establish the performance criteria for annual incentive awards with respect to the 2007 fiscal year.

Long-Term Compensation, including Equity Awards. Analex believes the compensation program should provide employees with an opportunity to increase their ownership and potentially gain financially from Company stock price increases. By this approach, the interests of stockholders, executives and employees are closely aligned. Through the Company’s stock incentive plans, executives and employees are eligible to receive stock options as well as SOSAR and other equity incentive awards, giving them the right to purchase shares of common stock of the Company at a specified price in the future.

In considering the stock-only stock appreciation rights (SOSAR) awarded during 2006, management and the Compensation Committee considered several factors: individual performance versus assigned objectives; profit contribution; criticality of the individual to the future success of the Company; and overall contribution to the Company’s success. Management recommended SOSAR grants to the Compensation Committee and the Compensation Committee revised and made its own recommendation to the Board concerning the final grants. As part of the process, the Compensation Committee also reviewed the current stock and option holdings of the individuals, their total compensation and the history of option grants to each individual under consideration and accelerated the vesting of certain executive officers’ options. See “Procedures Used to Help Determine Compensation—Accumulated Gains”, above.

For a list of the equity grants made to Analex’s named executive officers during 2006, see the “Grants of Plan-Based Awards” below. As illustrated in the Grants of Plan-Based Awards Table, on January 13, 2006, Mr. Phillips exchanged stock options to purchase 875,725 shares of Common Stock for an equal number of SOSARs. Mr. Phillips exercised these SOSARs on January 13, 2006. This exercise resulted in Mr. Phillips owning 299,559 shares of Common Stock. This exchange was economically “neutral” and therefore was not considered by the Compensation Committee to be compensation to Mr. Phillips. Our Compensation Committee approved Mr. Phillips exchange of stock options for SOSARs because (i) the SOSARs received upon the exchange were economically equivalent to the stock options, (ii) the exercise of the SOSARs had a less dilutive effect on our outstanding shares of Common Stock than the exercise of the stock options would have had, and (iii) Mr. Phillips was able to exercise the smaller amount of SOSARs without having a disruptive affect on the trading of our Common Stock.

Benefits Received in Connection with the Merger. For a summary of the benefits to be received by certain of Analex’s executive officers upon the consummation of the Merger, including the acceleration of such officers’ equity awards, please see the discussion in “Item 3. Past contacts, transactions, negotiations and agreements—Agreements, Arrangements and Transactions between Analex and its Directors, Executive Officers and Affiliates.”

Other Benefits. The Company does not provide substantial personal benefits to its executive officers that are not generally available to other employees. Our health care and other insurance programs are the same for all eligible employees, including executive officers. The Company’s philosophy is to provide adequate health and welfare oriented benefits to executives and employees, but to maintain a highly conservative posture relative to executive benefits.

Executive Compensation

The table below sets forth, for the twelve months ended December 31, 2006, the cash compensation earned by or paid to our chief executive officer, our chief financial officer and each of our three other most highly paid officers, collectively referred to as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	SOSAR/ Option Awards ($) (1)	Non-Equity Incentive Plan Compen- sation ($) (2)	All Other Compen- sation ($)(3)	Total ($)
Sterling E. Phillips, Jr., Chairman and Chief Executive Officer	2006	$285,000	$—	$91,920	$—	$25,298	$403,426

C. Wayne Grubbs, Senior Vice President, Chief Financial Officer and Treasurer	2006	255,000	35,000	—	—	11,996	301,996

Michael G. Stolarik, President and Chief Operating Officer	2006	250,000	—	34,470	—	19,406	303,876

V. Joseph Broadwater, Senior Vice President	2006	240,000	35,000	—	—	11,618	286,618

Frank Hewitt, Former Senior Vice President	2006	205,326	—	—	—	205,642	380,998

(1)	The amounts shown in this column are based on the dollar amount recognized for financial statement reporting purposes for the 2006 fiscal year in accordance with SFAS No. 123(R), “Share-Based Payment.” To compute the fair value of the SOSAR amounts shown using the Black-Scholes model, the following assumptions were used in the calculation: weighted average exercise price of $2.16; volatility of 70.62%; expected term of 6.25 years; risk-free rate of 4.86%; and an expected dividend yield of 0.00%. The compensation expense recognized for the stock awards was calculated based on a grant price of $2.80 with a four year expected term.
(2)	Typically, the Compensation Committee of the Board will meet in the early part of each fiscal year and make determinations with respect to annual incentive awards to be paid to the named executive officers. As of the date of this Statement, the Compensation Committee has not made any determinations with respect to any annual incentive award to be paid to any named executive officer with respect to 2006. For a discussion of the performance targets set by the Compensation Committee with respect to the 2006 fiscal year, see “Compensation Discussion and Analysis—Elements of Our Compensation Program—Annual Incentive Awards.”

(3)	The amounts shown represent contributions made by the Company under its 401(k) plan and the taxable portion of life insurance. The amounts shown with respect to Mr. Hewitt also include payments as a result of his retirement from Analex, effective August 31, 2006.

The following table sets forth information concerning plan-based grants to the named executive officers during the fiscal year ended December 31, 2006 as well as estimated future payouts under Analex’s incentive plans:

Grants of Plan-Based Awards(1)

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)						All Other Stock Awards: Number of Shares of Stock or Units (#) (3)		All Other Option/SOSAR Awards: Number of Securities Underlying SOSARS / Options (#) (3)		Exercise or Base Price of SOSAR / Option Awards ($/Sh)	Grant Date Fair Value of Stock / SOSAR / Option Awards ($)
Name		Threshold ($)		Target ($)		Maximum ($)
Sterling E. Phillips, Jr.	1/13/2006							—		875,725	(4)	$1.375	$—	(4)
	4/12/2006	$228,000	(5)	$285,000	(5)		(6)
	5/18/2006							—		400,000	(7)	2.16	588,603

C. Wayne Grubbs	2/22/2006							50,000	(8)			—	—
	4/12/2006	83,000	(9)	103,750	(9)		(6)

Michael G. Stolarik	4/12/2006	140,000	(10)	175,000	(10)		(6)
	5/18/2006							—		150,000	(11)	2.16	220,726

V. Joseph Broadwater	2/22/2006							50,000	(8)			—	—
	4/24/2006	60,000	(12)	75,000	(12)	112,500	(12)

Frank Hewitt (13)	—	—		—		—		—				—	—

(1)	The awards set forth in the table were granted during the 2006 fiscal year.
(2)	For additional information concerning the annual incentive bonus targets, see “Compensation Discussion and Analysis—Elements of Our Compensation Program—Annual Incentive Awards.”
(3)	For additional information concerning the vesting schedule and other terms of equity awards granted to Analex’s named executive officers during 2006, see the “Outstanding Equity Awards at Fiscal Year-End” table.
(4)	On January 13, 2006, Mr. Phillips exchanged his stock options to purchase 875,725 shares of Common Stock for an equal number of SOSARs, which when exercised, resulted in Mr. Phillips owning 299,559 shares of Common Stock. This exchange was economically “neutral” and therefore was not considered by the Compensation Committee to be compensation to Mr. Phillips.
(5)	On April 12, 2006, the Compensation Committee notified Mr. Phillips of his target objectives for annual incentive compensation under the 2006 Incentive Compensation Plan. The target of $285,000 was based on achievement of 100% of the 2006 objectives, which were based 50% on revenue of $163,808,000 for 2006 and 50% on an EBITDA target of $16,892,000 for 2006. For each of two components of Mr. Phillips’ 2006 objectives, achievement of a percentage of the target level of either component results in a corresponding adjustment to that category of the incentive bonus. For example, achievement of 90% the 2006 revenue objective results in 90% of 50% of the target of $285,000, or $128,250. In each component of the 2006 objectives, achievement of less than 80% of the respective target results in no incentive payment for that category.
(6)	Pursuant to the terms of the annual incentive compensation targets, achievement of more than 100% of the specified objectives for 2006 results in a corresponding payment. Accordingly, the potential payments under the annual incentive targets are not capped, with the exception of Mr. Broadwater.
(7)	Mr. Phillips was granted SOSARs covering 400,000 shares of Common Stock. The SOSARs vest in four equal installments beginning on May 18, 2007.
(8)	In connection with Analex’s employment with Messrs. Grubbs and Broadwater, in February 2006 Analex granted each of Messrs. Grubbs and Broadwater 50,000 shares of restricted stock which vest in 25% increments over the next 4 years from the respective dates of their employment.

(9)	On April 12, 2006, Mr. Grubbs was notified of his target objectives for annual incentive compensation under the 2006 Incentive Compensation Plan. The target of $100,000 was based on achievement of 100% of the 2006 objectives, which were based 100% on an EBITDA target of $16,892,000 for 2006. Achievement of a percentage of the target level of the EBITDA objective results in a corresponding adjustment to the incentive bonus. For example, achievement of 90% the EBITDA objective results in 90% of the target of $100,000, or $90,000). Achievement of less than 80% of the EBITDA target results in no incentive payment. On September 28, 2006, Mr. Grubbs was notified that his annual incentive compensation target had been increased to $115,000 effective October 1, 2006. On a pro-rated basis, this resulted in a revised target of $103,750 for 2006.
(10)	On April 12, 2006, Mr. Stolarik was notified of his target objectives for annual incentive compensation under the 2006 Incentive Compensation Plan. The target of $175,000 was based on achievement of 100% of the 2006 objectives, which were based 50% on revenue of $163,808,000 for 2006 and 50% on an EBITDA target of $16,892,000 for 2006. For each of two components of Mr. Stolarik’s 2006 objectives, achievement of a percentage of the target level of either component results in a corresponding adjustment to that category of the incentive bonus. For example, achievement of 90% the 2006 revenue objective results in 90% of 50% of the target of $175,000, or $78,750. In each component of the 2006 objectives, achievement of less than 80% of the respective target results in no incentive payment for that category.
(11)	Mr. Stolarik was granted SOSARs covering 150,000 shares of Common Stock. The SOSARs vest in four equal installments beginning on May 18, 2007.
(12)	On April 24, 2006, Mr. Broadwater was notified of his target objectives for annual incentive compensation under the 2006 Incentive Compensation Plan. The target of $75,000 was based on achievement of 100% of the 2006 objectives, which were based 50% on total aggregate revenue of $76,561,653 for certain of Analex’s business units in 2006, 25% on an EBIDTA target of $8,220,369 for certain of Analex’s business units in 2006 and 25% on an EBITDA target of $16,892,000 for Analex overall in 2006. For each of components of Mr. Broadwater’s 2006 objectives, achievement of a percentage of the target level of any component results in a corresponding adjustment to that category of the incentive bonus. For example, achievement of 90% the 2006 total revenue objective results in 90% of 50% of the target of $75,000, or $33,750). In each component of the 2006 objectives, achievement of less than 80% of the respective target results in no incentive payment for that category.
(13)	Effective August 31, 2006, Mr. Hewitt retired from Analex.

Outstanding Equity Awards

The following table sets forth information concerning equity awards held by the named executive Officers at December 31, 2006:

Outstanding Equity Awards at Fiscal Year-End

	SOSAR/Option Awards							Stock Awards
Name	Number of Securities Underlying Unexer- cised SOSARs / Options (#) Exercisable	Number of Securities Underlying Unexercised SOSARs / Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned SOSARs / Options (#)	SOSAR / Option Exercise Price ($)	SOSAR / Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Sterling E. Phillips, Jr.	713,079 200,000 200,000 200,000 —	— — — — 400,000	(2)	— — — — —	$2.20 2.42 4.49 3.50 2.16	4/23/2007 1/29/2013 4/7/2014 3/22/2015 5/17/2016	(1)	— — — — —		$	— — — — —	— — — — —	$	— — — — —

C. Wayne Grubbs	400,000 —	— —		— —	3.06 —	9/1/2015 —		— 37,500	(3)		— 79,125	— —		— —

Michael G. Stolarik	300,000 100,000 —	— — 150,000	(4)	— — —	3.42 3.50 2.16	2/17/2014 3/22/2015 5/17/2016		— — —			— — —	— — —		— — —

V. Joseph Broadwater	—	—		—	—	—		37,500	(5)		79,125	—		—

Frank Hewitt (6)	—	—		—	—	—		—			—	—		—

(1)	In connection with the execution of the Merger Agreement, the expiration date of this award was extended by ninety days to April 23, 2007. The expiration date was extended to permit the award to be cancelled in exchange for the right to receive cash payments in accordance with the Merger Agreement.

(2)	This award vests in four equal installments beginning May 18, 2007.
(3)	This award vests in four equal installments beginning on the first anniversary of Mr. Grubbs’ employment with Analex.
(4)	This award vests in four equal installments beginning May 18, 2007.
(5)	This award vests in four equal installments beginning on the first anniversary of Mr. Broadwater’s employment with Analex.
(6)	Effective August 31, 2006, Mr. Hewitt was no longer employed by Analex.

Options Exercised and Stock that Vested during 2006

The following table sets forth the number of Stock Options and/or SOSARs that were exercised, and the number of Restricted Shares that became vested, with respect to Analex’s named executive officers during 2006. In addition, the table sets forth the dollar value realized by the named executive officers upon the exercise of Stock Options or SOSARs, or vesting of Restricted Shares, as the case may be:

Option Exercises and Stock Vested

	SOSAR/Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sterling E. Phillips, Jr.	299,559	$1,414,296	(1)	—	$—
C. Wayne Grubbs	—	—		12,500	27,625
Michael G. Stolarik	—	—		—	—
V. Joseph Broadwater	—	—		12,500	25,750
Frank Hewitt (2)	—	—		—	—

(1)	On January 13, 2006, Mr. Phillips exchanged his stock options to purchase 875,725 shares of Common Stock for an equal number of SOSARs, which, when exercised resulted in Mr. Phillips owning 299,559 shares of Common Stock. This exchange was economically “neutral” and therefore was not considered by the Compensation Committee to be compensation to Mr. Phillips.
(2)	Effective August 31, 2006, Mr. Hewitt retired from Analex.

Separation of Employment Arrangement and Transaction Bonuses

In connection with the Offer and the Merger, Analex’s Board, upon the recommendation of the Board’s Compensation Committee, approved transaction bonuses to be paid to Messrs. Phillips, Grubbs and Stolarik. Upon the consummation of the Offer, each of Messrs. Phillips, Grubbs and Stolarik will be entitled to receive transaction bonuses of approximately $1,140,000, $735,000 and $850,000, respectively.

In addition, Mr. Hewitt is a party to a severance agreement with Analex, which provides that if Mr. Hewitt is terminated for good reason or any reason other than for Cause (as defined in the agreement) (i) on or before April 1, 2006, Mr. Hewitt will be entitled to receive his base salary for 12 months following the date of termination, (ii) after April 1, 2006 but on or before April 1, 2007, base salary for 9 months following the date of termination, and (iii) after April 1, 2007 but on or before April 1, 2008, base salary for 6 months following the date of termination.

Mr. Hewitt retired from Analex effective August 31, 2006. Pursuant to Mr. Hewitt’s arrangements with Analex, he is entitled to total severance of $191,890, $71,624 of which was paid during fiscal 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table sets forth information as of January 16, 2007 regarding the beneficial ownership of the Company’s Common Stock of:

•	each person known to the Company to be the beneficial owner, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of more than 5% of the outstanding shares of Common Stock;

•	each director of the Company;

•	each executive officer of the Company named in the Summary Compensation Table (see “Executive Compensation”); and

•	all current executive officers and directors of the Company as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)		Percentage of All Shares
General Electric Pension Trust (“GEPT”) c/o GE Asset Management Incorporated 3001 Summer Street Stamford, Connecticut 06905	6,428,568	(3)(4)	27.6%

New York Life Capital Partners II, L.P (“NYL”) 51 Madison Avenue, Room 3009 New York, New York 10010	4,714,285	(3)(5)	21.9%

Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	16,812,081	(3)(6)	49.9%

Arthur A. Hutchins 3235 Holland Cliff Road Huntingtown, MD 20639	916,230	(3)	5.4%

Joseph H. Saul 9634 Green Moon Path Columbia, MD 21046	890,050	(3)	5.3%

Peter C. Belford, Sr.	1,038,733	(3)	6.2%

C. Thomas Faulders, III	15,000	(7)	*

Lincoln D. Faurer	20,000	(8)	*

Martin M. Hale, Jr	16,792,081	(3)(6)(9)	49.9%

Thomas L. Hewitt	25,000	(10)	*

Daniel P. March	18,782	(11)	*

Gerald A. Poch	16,792,081	(3)(6)(9)	49.9%

Daniel R. Young	53,100	(12)	*

Sterling E. Phillips, Jr	1,729,405	(13)	9.5%

Michael Stolarik	430,000	(14)	2.5%

C. Wayne Grubbs	460,402	(15)	2.7%

V. Joseph Broadwater	51,703	(16)	*

Frank Hewitt	170,531	(17)	1.0

Amended and Restated Stockholders’ Voting Agreement Voting Group	32,233,950	(2)(3)	71.9%

All current directors and executive officers as a group (13 persons)	20,824,737	(18)	56.3%

*	Less than 1%
(1)	Unless otherwise indicated, the address of each named beneficial owner is c/o Analex Corporation, 2677 Prosperity Avenue, Suite 400, Fairfax, Virginia 22031.
(2)	The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership of Common Stock within 60 days after January 16, 2007 through the conversion of preferred stock and the exercise of any stock option, warrant or other rights. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.
(3)	The parties to the Amended and Restated Stockholders’ Voting Agreement are the Pequot Funds (as defined below), Peter C. Belford, Sr., J. Richard Knop, C. W. Gilluly, Arthur A. Hutchins, Joseph H. Saul, DRG Irrevocable Trust, GEPT and NYL. Each such person may be deemed to share voting power over, and to beneficially own, all shares beneficially owned by all parties to the Amended and Restated Stockholders’ Voting Agreement.
(4)	Consists of (i) 5,357,141 shares of Common Stock issuable upon conversion of 4,285,713 shares of Series B Preferred Stock at the assumed conversion price of $2.80 per share; and (ii) 1,071,427 shares issuable upon exercise of Common Stock Warrants.
(5)	Consists of (i) 3,928,571 shares of Common Stock issuable upon conversion of 3,142,857 shares of Series B Preferred Stock at the assumed conversion price of $2.80 per share; and (ii) 785,714 shares issuable upon exercise of Common Stock Warrants.
(6)	Consists of (i) 6,726,457 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, (ii) 3,321,707 shares of Common Stock issuable upon conversion of the Convertible Notes, (iii) 2,009,632 shares issuable upon exercise of the Common Stock Warrants, (iv) 3,928,571 shares of Common Stock issuable upon conversion of the 3,142,857 shares of Series B Preferred Stock at the assumed conversion price of $2.80 per share; and (v) 785,714 shares issuable upon exercise of Common Stock Warrants held of record by Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P (collectively, the “Pequot Funds”). Pequot Capital Management, Inc., the investment manager of the Pequot Funds, exercises sole voting and investment power for all shares held of record by the Pequot Funds and disclaims beneficial ownership of these shares. Both Gerald A. Poch, a Managing Director, and Martin A. Hale, a Managing Director, of Pequot Capital Management, Inc. are directors of Analex and may be deemed to beneficially own the securities held of record by the Pequot Funds. Messrs. Poch and Hale disclaim beneficial ownership of these shares except to the extent of their pecuniary interests therein. The sole director and the controlling shareholder of Pequot Capital Management, Inc. is Arthur J. Samberg. The amount shown on the table also includes 40,000 shares which may be acquired upon the exercise of equity incentive awards granted to Messrs. Poch and Hale.
(7)	Includes 15,000 shares which may be acquired upon the exercise of equity incentive awards.
(8)	Includes 20,000 shares which may be acquired upon the exercise of equity incentive awards. On January 20, 2005, the Compensation Committee approved the acceleration of the vesting of options for a total of 1,667 shares.
(9)	Includes 20,000 shares which may be acquired upon the exercise of equity incentive awards.
(10)	Includes 15,000 shares which may be acquired upon the exercise of equity incentive awards.
(11)	Includes 10,000 shares which may be acquired upon the exercise of equity incentive awards.
(12)	Includes 20,000 shares which may be acquired upon the exercise of equity incentive awards.
(13)	Includes 1,313,079 shares which may be acquired upon the exercise of equity incentive awards.
(14)	Includes 400,000 shares which may be acquired upon the exercise of equity incentive awards.
(15)	Includes 50,000 shares of restricted stock and 400,000 shares which may be acquired upon the exercise of equity incentive awards.
(16)	Includes 50,000 shares of restricted stock.
(17)	Effective August 31, 2006, Mr. Hewitt is no longer employed by Analex.
(18)	Includes 2,233,079 shares which may be acquired upon the exercise of equity incentive awards.

EXECUTIVE OFFICERS

The following table sets forth descriptions of the backgrounds of each of Analex’s executive officers other than Mr. Sterling E. Phillips, Jr., whose information is set forth above under the heading “Current Board of Directors.” Officers are elected by and serve at the discretion of the Board.

Name	Age	Officer Since	Office Held With Company
Michael Stolarik	55	2004	President and Chief Operating Officer
C. Wayne Grubbs	38	2005	Senior Vice President, Chief Financial Officer and Treasurer
V. Joseph Broadwater	50	2005	Senior Vice President, National Security Group
Frank Hewitt	61	2005	Former Senior Vice President, and President of ComGlobal Systems, Inc.

Michael Stolarik was appointed President and Chief Operating Officer of Analex in February 2004. From 2003 to 2004, he was the Managing Partner of the INSIGHT Consulting Group, LLC, where he was responsible for general management, business development and product delivery. From 2002 to 2003, he was the Executive Vice President of Titan Corporation’s Technical Resources Sector, a $400M business unit serving federal government clients. From 1998 to 2001, Mr. Stolarik was an executive at GRC International, Inc. (a public company acquired by AT&T in March 2000.). He was hired as the Senior Vice President, Strategic Planning and promoted to Executive Vice President and Chief Operating Officer prior to the acquisition by AT&T; and then promoted to President and CEO of the AT&T subsidiary. From 1995 through 1997, he was President and CEO of Space Applications Corporation. Prior to that, Mr.Stolarik worked for BDM International. In twenty years at BDM he was promoted through a number of positions, ultimately to Corporate Vice President responsible for one of the company’s five main operating groups.

C. Wayne Grubbs joined Analex in September 2005 as Senior Vice President, Chief Financial Officer and Treasurer. Mr. Grubbs has broad senior level financial management experience in addition to a background in public accounting. From 1998 to 2005, he served as Vice President, Corporate Controller, Treasurer and Assistant Corporate Secretary with SRA International, Inc. Prior to SRA, he was a manager in the government contract consulting and audit practice of Arthur Andersen LLP. Mr. Grubbs is a licensed certified public accountant.

V. Joseph Broadwater was appointed Senior Vice President, National Security Group of Analex in November 2005. Mr. Broadwater has held senior management positions within the U.S. intelligence community and large Federal government contractors. From 2002 to 2005, he served as Senior Vice President & Business Unit General Manager for the National Security and Space Business Unit with Science Applications International Corporation. From 2000 to 2002, he served as Director, National Security & Justice Business Area and Director, Intelligence Community Programs with International Business Machines. Within the Federal government, Mr. Broadwater served in several positions with the National Reconnaissance Office (NRO), including Chief System Engineer, Director, Ground Systems Program Office, Director Systems Operations and Chief, Command & Control.

Frank Hewitt was appointed Vice President of Analex and President of ComGlobal Systems, Inc. in April 2005. Mr. Hewitt has over 20 years of operational experience with the systems being supported with the Navy/SPAWAR business area, and possesses a well-versed understanding of ComGlobal’s business base. From 2004 to 2005, Mr. Hewitt served as Chief Executive Officer and President of ComGlobal. From 2003 to 2004, he served as Vice President with INDUS Technology. From 1995 to 2003, he served as Executive Vice President and Corporate Secretary for ComGlobal. Mr. Hewitt retired from Analex effective August 31, 2006.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during the year ended December 31, 2006 was, during such year or prior thereto, an officer or employee of Analex or any of its subsidiaries. During 2006, no executive officer of Analex served as a director or member of the compensation committee (or other board committee performing similar functions, or in the absence of such committee, the entire board of directors) of another entity, one of whose executive officers served as a director or member of the Compensation Committee of Analex.

TRANSACTIONS WITH RELATED PARTIES

Related Party Transactions

During the year ended December 31, 2006, Mr. Belford was paid $150,000 pursuant to a promissory note in the principal amount of $642,850 issued to him in connection with the November 2001 acquisition of the former Analex Corporation. This note expired in November 2006.

Related Party Policies and Procedures

At the beginning of each fiscal year, Analex distributes questionnaires to each of its officers, directors and five percent stockholders. These questionnaires include questions designed to elicit responses with respect to potential related party transactions or relationships. Upon a review of these questionnaires, members of our senior management bring to the attention of the Board any potential related party transaction or relationship. The Board then considers whether to approve any related party transaction or relationship in accordance with law. All officers, directors and five percent stockholders are expected to inform representatives of Analex of any potential related party transaction or relationship.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Analex’s officers, directors and persons who own more than 10% of a registered class of Analex’s equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish Analex with copies of the Section 16(a) reports which they file.

To Analex’s knowledge, based solely on a review of the copies of such reports furnished to Analex, and written representations that no other reports were required during the year ended December 31, 2006, all Section 16(a) filing requirements applicable to Analex’s officers, directors and greater than 10% beneficial owners were complied with in a timely manner.